EXHIBIT(a)(1)(A)

OFFER TO PURCHASE FOR CASH

ALL OUTSTANDING SHARES OF COMMON STOCK

OF

GALYAN’S TRADING COMPANY, INC.

BY

DIAMONDBACKS ACQUISITION INC.

A WHOLLY OWNED SUBSIDIARY

OF

DICK’S SPORTING GOODS, INC.

AT

$16.75 NET PER SHARE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, ON WEDNESDAY, JULY 28, 2004, UNLESS THE OFFER IS EXTENDED.

     THE OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER, DATED AS OF JUNE 21, 2004 (THE “MERGER AGREEMENT”), BY AND AMONG GALYAN’S TRADING COMPANY, INC. (“GALYAN’S” OR THE “COMPANY”), DICK’S SPORTING GOODS, INC. (“DICK’S” OR “PARENT”) AND DIAMONDBACKS ACQUISITION INC., A WHOLLY OWNED SUBSIDIARY OF DICK’S (“PURCHASER”). THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN A NUMBER OF SHARES OF COMMON STOCK, NO PAR VALUE PER SHARE, OF GALYAN’S (“COMPANY COMMON SHARES,” “SHARES” OR “GALYAN’S SHARES”), THAT REPRESENTS AN AMOUNT EQUAL TO A NUMBER OF COMPANY COMMON SHARES THAT (INCLUDING THE SHARES TENDERED UNDER THE SHAREHOLDER TENDER AGREEMENT (AS DEFINED BELOW)) IMMEDIATELY PRIOR TO THE ACCEPTANCE FOR PAYMENT OF COMPANY COMMON SHARES PURSUANT TO THE OFFER REPRESENTS AT LEAST A MAJORITY OF THE SUM OF (A) THE AGGREGATE NUMBER OF COMPANY COMMON SHARES OUTSTANDING IMMEDIATELY PRIOR TO THE ACCEPTANCE OF COMPANY COMMON SHARES PURSUANT TO THE OFFER, PLUS (B) THE AGGREGATE NUMBER OF COMPANY COMMON SHARES ISSUABLE UPON THE EXERCISE OF ANY OPTION, WARRANT, OTHER RIGHT TO ACQUIRE CAPITAL STOCK OF GALYAN’S OR OTHER SECURITY EXERCISABLE OR CONVERTIBLE FOR COMPANY COMMON SHARES OR OTHER CAPITAL STOCK OF GALYAN’S OUTSTANDING IMMEDIATELY PRIOR TO THE ACCEPTANCE OF COMPANY COMMON SHARES PURSUANT TO THE OFFER (WHICH AMOUNT AS OF JUNE 28, 2004, EQUALED 10,794,518 SHARES) AND (II) ANY WAITING PERIOD (AND ANY EXTENSION THEREOF) APPLICABLE TO THE CONSUMMATION OF THE OFFER AND THE MERGER UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, HAVING EXPIRED OR BEEN TERMINATED. THE OFFER ALSO IS SUBJECT TO OTHER CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE. SEE SECTION 14—“CONDITIONS OF THE OFFER.”

THE BOARD OF DIRECTORS OF GALYAN’S UNANIMOUSLY, WITH THE MANAGEMENT DIRECTOR ABSTAINING, (I) DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE AND IN THE BEST INTERESTS OF GALYAN’S, (II) APPROVED AND ADOPTED THE PLAN OF MERGER CONTAINED IN THE MERGER AGREEMENT, (III) RECOMMENDED ACCEPTANCE OF THE OFFER AND APPROVAL OF THE PLAN OF MERGER CONTAINED IN THE MERGER AGREEMENT BY THE SHAREHOLDERS OF GALYAN’S, (IV) IRREVOCABLY TOOK ALL NECESSARY STEPS TO CAUSE CHAPTER 42 OF THE INDIANA BUSINESS CORPORATION LAW TO BE INAPPLICABLE TO THE MERGER, THE SHAREHOLDER TENDER AGREEMENT AND THE

ACQUISITION OF SHARES PURSUANT TO THE OFFER AND THE SHAREHOLDER TENDER AGREEMENT, (V) IRREVOCABLY TOOK ALL NECESSARY STEPS TO APPROVE DICK’S AND PURCHASER BECOMING, PURSUANT TO THE MERGER, THE SHAREHOLDER TENDER AGREEMENT AND/ OR THE ACQUISITION OF COMPANY STOCK PURSUANT TO THE OFFER AND THE SHAREHOLDER TENDER AGREEMENT, “INTERESTED SHAREHOLDERS” WITHIN THE MEANING OF SECTION 23-1-43-10 OF THE INDIANA BUSINESS CORPORATION LAW AND TO CAUSE ANY OTHER REQUIREMENTS OF CHAPTER 43 OF THE INDIANA BUSINESS CORPORATION LAW TO BE INAPPLICABLE TO THE MERGER, THE SHAREHOLDER TENDER AGREEMENT AND THE ACQUISITION OF SHARES PURSUANT TO THE OFFER AND THE SHAREHOLDER TENDER AGREEMENT AND (VI) IRREVOCABLY RESOLVED TO ELECT, TO THE EXTENT OF THE COMPANY’S BOARD OF DIRECTORS’ POWER AND AUTHORITY AND TO THE EXTENT PERMITTED BY LAW, NOT TO BE SUBJECT TO ANY OTHER “MORATORIUM,” “CONTROL SHARE ACQUISITION,” “BUSINESS COMBINATION,” “FAIR PRICE” OR OTHER FORM OF ANTI-TAKEOVER LAWS AND REGULATIONS OF ANY JURISDICTION THAT MAY PURPORT TO BE APPLICABLE TO THE MERGER AGREEMENT OR THE SHAREHOLDER TENDER AGREEMENT.

      UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERMS “WE,” “US,” AND “OUR” REFER TO DICK’S SPORTING GOODS, INC. AND/OR DIAMONDBACKS ACQUISITION INC.

IMPORTANT

      Any Galyan’s shareholder wishing to tender Shares in the Offer must either (i) complete and sign the letter of transmittal (or a facsimile) in accordance with the instructions in the letter of transmittal, and mail or deliver the letter of transmittal and all other required documents to Computershare Trust Company of New York (the “Depositary”) together with certificates representing Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” or (ii) request the Galyan’s shareholder’s broker, dealer, commercial bank, trust company or other nominee to effect the tender of Shares to Purchaser. Any Galyan’s shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that person if the Galyan’s shareholder wishes to tender those Shares.

      Any Galyan’s shareholder that wishes to tender Shares and cannot deliver certificates representing those Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined below) or that cannot comply with the procedures for book-entry transfer on a timely basis may tender the Shares pursuant to the guaranteed delivery procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” Questions and requests for assistance may be directed to Georgeson Shareholder Communications, Inc., the Information Agent, at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the letter of transmittal, the notice of guaranteed delivery and other related materials may be obtained from the Information Agent. Galyan’s shareholders also may contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

The Dealer Manager for the Offer is:

June 29, 2004

TABLE OF CONTENTS

Page

Summary Term Sheet	Q-1
Frequently Asked Questions	Q-5
Introduction	1
Terms of the Offer	3
Acceptance for Payment and Payment for Shares	5
Procedures for Accepting the Offer and Tendering Shares	6
Withdrawal Rights	9
Material U.S. Federal Income Tax Consequences	10
Price Range of the Shares; Dividends	10
Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Securities Exchange Act Registration; Margin Regulations	11
Information Concerning Galyan’s	12
Information Concerning Dick’s and Purchaser	12
Background of the Offer; Past Contacts or Negotiations with Galyan’s	13
Purpose of the Offer; the Merger Agreement; the Shareholder Tender Agreement; Statutory Requirements; Dissenters’ Rights; “Going Private” Transactions; Plans for Galyan’s	16
Source and Amount of Funds	34
Dividends and Distributions	38
Conditions of the Offer	38
Legal Matters; Required Regulatory Approvals	40
Fees and Expenses	44
Miscellaneous	45

i

Summary Term Sheet

Securities Sought:	All outstanding common stock of Galyan’s Trading Company, Inc.

Price Offered Per Share:	$16.75

Scheduled Expiration Date:	July 28, 2004

Purchaser:	Diamondbacks Acquisition Inc., a wholly owned subsidiary of Dick’s Sporting Goods, Inc.

Minimum Condition:	There being validly tendered and not withdrawn a number of shares of common stock, no par value per share, of Galyan’s (“Company Common Shares” or “Shares”), that represents an amount equal to a number of Company Common Shares that (including the shares tendered under the shareholder tender agreement) immediately prior to the acceptance for payment of Company Common Shares pursuant to the offer represents at least a majority of the sum of (i) the aggregate number of Company Common Shares outstanding immediately prior to the acceptance of Company Common Shares pursuant to the offer, plus (ii) the aggregate number of Company Common Shares issuable upon the exercise of any option, warrant, other right to acquire capital stock of the Company or other security exercisable or convertible for Company Common Shares or other capital stock of the Company outstanding immediately prior to the acceptance of Company Common Shares pursuant to the offer.

As of June 28, 2004, the required minimum number of Shares would have been 10,794,518 Galyan’s Shares.

Shareholder Tender Agreement:	Holders of Galyan’s common stock who collectively beneficially own 9,595,000 Shares (approximately 55% of the outstanding common stock or approximately 44% on a fully diluted basis) directly or through affiliates of Freeman Spogli & Co. and Limited Brands, Inc. have agreed to tender their Shares to Purchaser.

Galyan’s Board of Directors Recommendation:	Galyan’s Board of Directors recommends that Galyan’s shareholders tender into the Offer.

Principal Terms

•	Dick’s, a Delaware corporation, through its wholly owned subsidiary, is offering to buy all outstanding common stock of Galyan’s Trading Company, Inc., an Indiana corporation.

•	The tender price is $16.75 per share in cash.

•	The offer is the first step in Dick’s plan to acquire all outstanding Galyan’s Shares, as provided in Dick’s merger agreement with Galyan’s. If the offer is successful, Dick’s, through its wholly owned subsidiary, will acquire any remaining Galyan’s Shares in a later merger for $16.75 per share in cash.

•	Under Section 23-1-40-4 of the Indiana Business Corporation Law, if Purchaser acquires, pursuant to the offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the merger, and is required to do so under the merger agreement, after consummation of the Offer without a vote of Galyan’s shareholders. However, if Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the offer or otherwise, a vote at a meeting of Galyan’s shareholders is required under Indiana law, and a significantly longer period of time will be required to effect the merger.

•	If Galyan’s stock is delisted from Nasdaq prior to the effective date of the merger and Galyan’s shareholders have the right to vote on the merger, then and only then will Galyan’s shareholders have dissenters’ rights in the merger. We can give no assurances that Galyan’s Shares will continue to trade over Nasdaq. In no event do Galyan’s shareholders have dissenters’ rights in the offer.

•	The initial offering period of the offer will expire at 12:00 midnight, New York City time, on Wednesday, July 28, 2004 unless we extend the offer. If certain conditions are not met, we may, without the consent of Galyan’s, elect (and under certain circumstances are required to at the request of Galyan’s) to extend the scheduled expiration date of the offer period in increments of not more than 10 business days beginning immediately after the expiration date of the offer.

•	If we decide to extend the offer, we will issue a press release giving the new expiration date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date of the offer.

•	Pursuant to a shareholder tender agreement among Dick’s, Purchaser and certain holders of Galyan’s common stock, holders of Galyan’s common stock who collectively beneficially own approximately 55% of the outstanding common stock of Galyan’s (or approximately 44% on a fully diluted basis) have agreed to tender their Shares to Purchaser.

Galyan’s Board of Directors Recommendation

      The Board of Directors of Galyan’s unanimously, with the management director abstaining:

•	determined that the merger agreement, the offer, the merger and the other transactions contemplated thereby and the shareholder tender agreement and the transactions contemplated thereby were advisable and in the best interests of the Company;

•	approved the merger agreement and the transactions contemplated thereby, including the offer and the merger, and the shareholder tender agreement and the transactions contemplated thereby; and

•	recommended that Galyan’s shareholders accept the offer and tender their shares pursuant to the offer and, if necessary under the Indiana Business Corporation Law, approve and adopt the merger agreement and the transactions contemplated thereby.

      See Section 11—“Purpose of the Offer; the Merger Agreement; the Shareholder Tender Agreement; Statutory Requirements; Dissenters’ Rights; “Going Private” Transactions; Plans for Galyan’s.”

Conditions and Termination

      We are not required to complete the offer, unless:

•	There being validly tendered and not withdrawn a number of Company Common Shares that represents an amount equal to a number of Company Common Shares that (including the shares tendered under the shareholder tender agreement) immediately prior to the acceptance for payment of Company Common Shares pursuant to the offer represents at least a majority of the sum of (a) the aggregate number of Company Common Shares outstanding immediately prior to the acceptance of Company Common Shares pursuant to the offer, plus (b) the aggregate number of Company Common Shares issuable upon the exercise of any option, warrant, other right to acquire capital stock of Galyan’s or other security exercisable or convertible for Company Common Shares or other capital stock of the Company outstanding immediately prior to the acceptance of Company Common Shares pursuant to the offer (which amount, as of June 28, 2004, equaled 10,794,518 shares) and

•	Any waiting period (and any extension thereof) applicable to the consummation of the offer and the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated.

      Other conditions to the offer and Dick’s and Galyan’s respective rights to terminate the merger agreement are described on pages 29 through 30 of this offer to purchase. The offer is not conditioned on Dick’s obtaining financing.

Procedures for Tendering

      If you wish to accept the offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed letter of transmittal and send it with your stock certificate to the depositary for the offer or follow the procedures described in this offer to purchase and the enclosed letter of transmittal for book-entry transfer. These materials must reach the depositary before the offer expires. Detailed instructions are contained in the letter of transmittal and on pages six through nine of this offer to purchase.

•	If you are a record holder but your stock certificate is not available or you cannot deliver your stock certificate to the depositary before the offer expires, you may be able to tender your Galyan’s shares using the enclosed notice of guaranteed delivery. Please call the Information Agent, Georgeson Shareholder Communications, Inc., at (800) 248-6973 (Toll-Free) or (212) 440-9800 (Collect) for assistance. See pages six through nine of this offer to purchase for further details.

•	If you hold your Galyan’s Shares through a broker or bank, you should contact your broker or bank and give instructions that your Galyan’s Shares be tendered.

Withdrawal Rights

•	If, after tendering your Galyan’s Shares in the offer, you decide that you do not want to accept the offer, you can withdraw your Galyan’s Shares by so instructing the depositary in writing before the offer expires. If you tendered your Galyan’s Shares by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your Galyan’s Shares. See page nine of this offer to purchase for further details.

Recent Galyan’s Trading Prices

•	The closing price for Galyan’s Shares at the closing of regular trading hours of the Nasdaq National Market (“Nasdaq”) was:

$11.10 per share on June 21, 2004, the last trading day before we announced the merger agreement, and $16.64 per share on June 28, 2004, the last trading day before the date of this offer to purchase.

Before deciding whether to tender, you should obtain a current market quotation for the Shares.

•	If the offer is successful, we expect Galyan’s Shares to continue to be traded over Nasdaq until the time of the merger, although we expect trading volume to be significantly below its pre-offer level. Please note that the time period between completion of the offer and the merger may be very short (i.e., less than one trading day). However, we can give no assurances that Galyan’s Shares will continue to be traded over Nasdaq. See pages 10 through 11 of this offer to purchase for further details.

Income Tax Consequences of Tendering Your Galyan’s Shares

•	The sale or exchange of Galyan’s Shares pursuant to the offer or the merger will be a taxable transaction for U.S. federal income tax purposes. In general, a Galyan’s shareholder that sells Galyan’s Shares pursuant to the offer or receives cash in exchange for Galyan’s Shares pursuant to the merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the Galyan’s shareholder’s tax basis in the Galyan’s Shares sold or exchanged. See pages nine through 10 of this offer to purchase for further details.

Further Information

•	If you have questions about the offer, you can call:

The Information Agent:

Georgeson Shareholder Communications, Inc.

17 State Street
New York, NY 10004

Call Toll-Free (800) 248-6973

Frequently Asked Questions

      The following are answers to some of the questions you, as a Galyan’s shareholder, may have about the offer. We urge you to carefully read the remainder of this offer to purchase and the letter of transmittal and the other documents to which we have referred because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this offer to purchase and the letter of transmittal.

Who is offering to buy my securities?

      We are Diamondbacks Acquisition Inc., an Indiana corporation formed for the purpose of making this acquisition. We are a wholly owned subsidiary of Dick’s. See the “Introduction” to this offer to purchase and Section 9 — “Information Concerning Dick’s and Purchaser” in this offer to purchase.

Will I have to pay any fees or commissions?

      If you are the record owner of your Galyan’s Shares and you directly tender your Galyan’s Shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your Galyan’s Shares through a broker or other nominee, and your broker tenders your Galyan’s Shares on your behalf, your broker or nominee may charge you a fee or commission for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to this offer to purchase.

Have any Galyan’s shareholders agreed to tender their Shares?

      Yes. Pursuant to a shareholder tender agreement certain holders of Galyan’s common stock who collectively beneficially own approximately 55% of the outstanding common stock (or approximately 44% on a fully diluted basis) have agreed to tender their Shares to Dick’s.

      The Shareholder Tender Agreement provides, among other things, that these shareholders have:

•	agreed to tender all outstanding Shares beneficially owned as of the date of the tender, including Shares acquired subsequent to the shareholder tender agreement;

•	granted to Dick’s an irrevocable option to purchase the outstanding Shares owned by such shareholders, which option may be exercised in whole, but not in part, if Purchaser has acquired all Shares tendered pursuant to the offer and such shareholder fails to tender or withdraws its Shares from the offer;

•	agreed to, at any meeting of the shareholders of Galyan’s, vote all Shares in favor of the merger agreement, against any other takeover proposal, and against any action that would delay the offer;

•	granted an irrevocable proxy to the officers of Dick’s, or their successors, to vote all Shares owned by the shareholder in favor of adopting the merger agreement and against any other takeover proposal; and

•	agreed not to transfer any Shares without the prior written consent of Dick’s.

      The shareholder tender agreement contains other important terms and provisions that limit these shareholders’ actions with respect to their Galyan’s Shares and the circumstances under which the agreement terminates. See Section 11 — “Shareholder Tender Agreement” in this offer to purchase for a description of the material terms of the shareholder tender agreement.

Do you have the financial resources to make payment?

      Dick’s, our parent company, is to provide us with sufficient funds to purchase all Galyan’s Shares validly tendered in the offer and to provide funding for our acquisition of the remaining Galyan’s Shares in the merger, which is expected to follow the successful completion of the offer in accordance with the terms and conditions of the merger agreement. The offer is not conditioned upon any financing arrangements. Dick’s will obtain the necessary funds from its current cash or short term investments and sources of debt including existing or new credit facilities and/or a new bridge loan. See Section 12 — “Source and Amount of Funds” of this offer to purchase.

Is your financial condition relevant to my decision to tender my Galyan’s Shares in the offer?

      No. We do not believe our financial condition is relevant to your decision whether to tender your Galyan’s Shares and accept the offer because:

•	the offer is being made for all outstanding Galyan’s Shares solely for cash;

•	the offer is not subject to any financing condition; and

•	if we consummate the offer, we will acquire all remaining Galyan’s Shares for the same cash price in the merger.

      See Section 12 — “Source and Amount of Funds” in this offer to purchase.

Will the offer be followed by a merger?

      Yes, unless the conditions to the merger are not satisfied or waived. If we accept for payment and pay for at least a number of Company Common Shares that (including the shares tendered under the shareholder tender agreement) immediately prior to the acceptance for payment of Company Common Shares pursuant to the offer represents at least a majority of the sum of (a) the aggregate number of Company Common Shares outstanding immediately prior to the acceptance of Company Common Shares pursuant to the offer, plus (b) the aggregate number of Company Common Shares issuable upon the exercise of any option, warrant, other right to acquire capital stock of the company or other security exercisable or convertible for Company Common Shares or other capital stock of the company outstanding immediately prior to the acceptance of Company Common Shares pursuant to the offer (which amount, as of June 28, 2004, equaled 10,794,518 shares) and the other conditions are satisfied or waived, Purchaser will merge with and into Galyan’s. That number assumes that no Shares or options to acquire Shares are issued after June 28, 2004 and assuming that no Galyan’s shareholder that is a party to the shareholder tender agreement purchases or sells any Shares other than pursuant to the Offer. If the merger takes place, Dick’s will own all Galyan’s Shares, and all the remaining Galyan’s shareholders, other than the Galyan’s dissenting shareholders, if dissenters’ rights become available, that properly exercise dissenters’ rights, will receive $16.75 per Galyan’s share in cash. See the “Introduction” to this offer to purchase. See also Section 11 — “The Merger Agreement” and Section 14 — “Conditions of the Offer” in this offer to purchase for a description of the conditions to the merger.

      Under Section 23-1-40-4 of the Indiana Business Corporation Law, if purchaser acquires, pursuant to the offer or otherwise, at least 90% of the outstanding Shares, Purchaser may be able to effect the merger, and is required to do so under the merger agreement, after consummation of the offer without a vote of the Galyan’s shareholders. However, if purchaser does not acquire at least 90% of the outstanding Shares pursuant to the offer or otherwise, approval of the merger requires the affirmative vote of holders of a majority of the outstanding Shares.

Whom should I call if I have questions about the tender offer? Where do I get additional copies of the offer documents?

      You may call Georgeson Shareholder Communications, Inc. collect at (212) 440-9800 or toll-free at (800) 248-6973. Georgeson Shareholder Communications, Inc. is acting as the Information Agent. See the back cover of this offer to purchase.

To: All Holders of Shares of Common Stock of Galyan’s Trading Company, Inc.:

Introduction

      Diamondbacks Acquisition Inc. (“Purchaser”), an Indiana corporation and a wholly owned subsidiary of Dick’s Sporting Goods, Inc., a Delaware corporation (“Dick’s” or “Parent”), is offering to purchase all outstanding shares (“Company Common Shares,” “Shares” or “Galyan’s Shares”) of common stock of Galyan’s Trading Company, Inc., an Indiana corporation (“Galyan’s” or the “Company”), at a purchase price of $16.75 per Share, net to the seller in cash, without interest (the “Per Share Amount”), on the terms and subject to the conditions set forth in this offer to purchase (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal” which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”).

      The tendering Galyan’s shareholders that are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Galyan’s shareholders that hold their Shares through bankers or brokers should check with those institutions as to whether or not they charge any service fee. However, if a Galyan’s shareholder does not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, he or she may be subject to a required backup U.S. federal income tax withholding of 28% of the gross proceeds payable to that Galyan’s shareholder. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” Dick’s will pay all charges and expenses of Georgeson Shareholder Securities, as the dealer manager (the “Dealer Manager”), Computershare Trust Company of New York, as Depositary, and Georgeson Shareholder Communications, Inc., as Information Agent, incurred in connection with the Offer. See Section 16 — “Fees and Expenses.”

      The Board of Directors of Galyan’s unanimously, with one management director abstaining, (i) determined that the Offer and the Merger (as defined below) are advisable and in the best interests of the Company, (ii) approved and adopted the plan of merger (as such term is used in section 23-1-40-1 of the Indiana Business Corporation Law) contained in the Merger Agreement (as defined below), (iii) recommended acceptance of the Offer and approval of the plan of merger contained in the Merger Agreement by the shareholders of the Company, (iv) irrevocably took all necessary steps to cause Chapter 42 of the Indiana Business Corporation Law to be inapplicable to the Merger, the Shareholder Tender Agreement (as defined below) and the acquisition of shares pursuant to the Offer and the Shareholder Tender Agreement, (v) irrevocably took all necessary steps to approve Dick’s and Purchaser becoming, pursuant to the Merger, the Shareholder Tender Agreement and/or the acquisition of Company Common Shares pursuant to the Offer and the Shareholder Tender Agreement, “interested shareholders” within the meaning of Section 23-1-43-10 of the Indiana Business Corporation Law and to cause any other requirements of Chapter 43 of the Indiana Business Corporation Law to be inapplicable to the Merger, the Shareholder Tender Agreement and the acquisition of Shares pursuant to the Offer and the Shareholder Tender Agreement and (vi) irrevocably resolved to elect, to the extent of the Company’s Board of Directors’ power and authority and to the extent permitted by law, not to be subject to any other “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws and regulations of any jurisdiction that may purport to be applicable to the Merger Agreement or the Shareholder Tender Agreement.

      Purchaser is not required to purchase any Shares unless at least 10,794,518 Shares (calculated as of June 28, 2004), representing a number of Company Common Shares that (including the shares tendered under the Shareholder Tender Agreement) immediately prior to the acceptance for payment of Company Common Shares pursuant to the Offer represents at least a majority of the sum of (a) the aggregate number of Company Common Shares outstanding immediately prior to the acceptance of Company Common Shares pursuant to the Offer, plus (b) the aggregate number of Company Common Shares issuable upon the exercise of any option, warrant, other right to acquire capital stock of the Company or other security exercisable or convertible for Company Common Shares or other capital stock of the Company outstanding immediately prior to the acceptance of Company Common Shares pursuant to the Offer (the “Minimum Condition”).

      Pursuant to a Shareholder Tender Agreement among Dick’s, Purchaser, and certain holders of Galyan’s common stock (the “Shareholder Tender Agreement”), holders of Galyan’s Shares that collectively beneficially own 9,595,000 outstanding Shares (approximately 55% of the outstanding common stock or approximately 44% on a fully diluted basis) have agreed to tender their Shares to Dick’s.

      The Shareholder Tender Agreement provides, among other things, that these shareholders have:

•	agreed to tender all outstanding Shares beneficially owned as of the date of the tender, including Shares acquired subsequent to the Shareholder Tender Agreement;

•	granted to Dick’s an irrevocable option to purchase the Shares owned by such shareholder, which option may be exercised in whole, but not in part, if Purchaser has acquired all Shares tendered pursuant to the Offer and such shareholder fails to tender or withdraws its Shares from the Offer;

•	agreed to, at any meeting of the shareholders of Galyan’s, vote all Shares in favor of the Merger Agreement, against any other acquisition proposal, and against any action that would delay the Offer;

•	granted an irrevocable proxy to the officers of Dick’s or their successors, to vote all Shares owned by the shareholder in favor of adopting the Merger Agreement and against any other Takeover Proposal; and

•	agreed not to transfer any Shares without the prior written consent of Dick’s.

      See Section 11 — “The Shareholder Tender Agreement.”

      Purchaser reserves the right (subject to the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) and to the prior written consent of Galyan’s), which Purchaser presently has no intention of exercising, to waive or reduce the Minimum Condition and to elect to purchase a smaller number of Shares. The Offer is also subject to certain other terms and conditions. See Sections 1 — “Terms of the Offer,” 14 — “Conditions of the Offer” and 15 — “Legal Matters; Required Regulatory Approvals.”

      Galyan’s has informed Dick’s and Purchaser that, as of Monday, June 28, 2004, there were (i) 17,388,368 Shares issued and outstanding and (ii) outstanding options, warrants or other rights to acquire capital stock of Galyan’s or other securities exercisable or convertible for 4,200,667 Shares. Based on these numbers, and assuming that no Shares or options or warrants to acquire Shares are issued after June 28, 2004 and assuming that no Galyan’s shareholder party to the Shareholder Tender Agreement purchases or sells any Shares other than pursuant to the Offer, the Minimum Condition will be satisfied if at least 10,794,518 Shares are validly tendered and not withdrawn prior to the expiration of the Offer.

      Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will purchase all Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” on or prior to the Expiration Date. “Expiration Date” means 12:00 midnight, New York City time, on Wednesday, July 28, 2004, unless Purchaser determines to extend (or is required under the Merger Agreement to extend) the period of time for which the initial offering period of the Offer is open, in which case “Expiration Date” will mean the time and date at which the initial offering period of the Offer, as so extended, expires. See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

      Purchaser is making the Offer pursuant to the Agreement and Plan of Merger, dated as of June 21, 2004 by and among Galyan’s, Dick’s and Purchaser (the “Merger Agreement”). Following the consummation of the Offer and the satisfaction or waiver of certain conditions, Galyan’s will merge with Purchaser (the “Merger”), with Galyan’s continuing as the surviving corporation after the Merger. In the Merger, each outstanding Share that is not owned by Galyan’s or by Dick’s, Purchaser or any of their subsidiaries (other than Shares held by Galyan’s shareholders that perfect their dissenters’ rights under the Indiana Business Corporation Law, to the extent such rights become available) will be converted into the right to receive $16.75 net in cash, or any higher price paid per Share in the Offer (the “Merger Consideration”). See

Section 11 — “Dissenters’ Rights.” Section 11 contains a more detailed description of the Merger Agreement. Section 5 describes the material U.S. federal income tax consequences of the sale of Shares in the Offer (including any Subsequent Offering Period (as defined below)) and the Merger.

      Goldman Sachs & Co. (“Galyan’s Financial Advisor”) has delivered to Galyan’s Board of Directors a written opinion, dated June 21, 2004, to the effect that, as of that date and based upon and subject to the factors and assumptions set forth in its opinion, the $16.75 in cash to be received by holders of the Shares (other than Dick’s or any of its direct or indirect subsidiaries) in the Offer and the Merger is fair from a financial point of view to such holders. A copy of Galyan’s Financial Advisors’ opinion is attached as Annex A to Galyan’s Solicitation/ Recommendation Statement on Schedule 14D-9, which is being mailed with this Offer to Purchase, and Galyan’s shareholders are urged to read the opinion in its entirety for a description of the assumptions made, matters considered and limitations of the review undertaken by Galyan’s Financial Advisor. The opinion of Galyan’s Financial Advisor is not a recommendation as to how any holder of Shares should tender such Shares in connection with the Offer or how any holder of such Shares should vote with respect to the Merger.

      Under Section 23-1-40-4 of the Indiana Business Corporation Law, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser may be able to effect the Merger, and is required to do so under the Merger Agreement, after consummation of the Offer without a vote of the Company’s shareholders. However, if Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, approval of the Merger requires the affirmative vote of holders of a majority of the outstanding Shares. As a result, if the Minimum Condition and the other conditions to the Offer are satisfied or waived and the Offer is completed, Purchaser will own a sufficient number of Shares to either ensure that the Merger will be approved by Galyan’s shareholders or effected the Merger without a vote of Galyan’s shareholders. See Section 11 — “Purpose of the Offer; the Merger Agreement; the Shareholder Tender Agreement; Statutory Requirements; Dissenters’ Rights; “Going Private” Transactions; Plans for Galyan’s.”

The Offer is conditioned upon the fulfillment of the conditions described in Section 14 — “Conditions of the Offer.” The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Wednesday, July 28, 2004, unless the Offer is extended.

This Offer to Purchase and the related Letter of Transmittal contain important information that Galyan’s shareholders should read carefully before making any decision with respect to the Offer.

1.  Terms of the Offer

      Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will purchase all Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” on or prior to the Expiration Date. If, at the Expiration Date, any of the conditions to the Offer set forth in clauses (i), (ii)(a), (b), (c), (d), (e) and (g) of the conditions described in Section 14 — “Conditions of the Offer” have not been satisfied or waived, then, subject to the provisions of the Merger Agreement, Purchaser may, without the consent of Galyan’s, extend the Expiration Date in accordance with the Merger Agreement for one or more periods not to exceed 10 business days. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw your Shares. Galyan’s shareholders may withdraw their Shares previously tendered at any time prior to the Expiration Date as it may be extended from time to time. See Section 4 — “Withdrawal Rights.”

      Upon the written request of Galyan’s, Purchaser will extend the Offer for one or more periods in increments not to exceed 10 business days, if, as of any Expiration Date, any of the conditions set forth in clauses (i), (ii)(a), (d) and (e) of the conditions set forth in Section 14 — “Conditions of the Offer” are not satisfied. In no case can any extension be made such that the Expiration Date is extended beyond December 31, 2004. See Section 11 — “Purpose of the Offer; the Merger Agreement; the Shareholder Tender Agreement; Statutory Requirements; Dissenters’ Rights; “Going Private” Transactions; Plans for Galyan’s.”

      Any extension, delay, termination, waiver or amendment will be followed promptly by a public announcement. The announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Securities Exchange Act, as amended (the “Exchange Act” or the “Securities Exchange Act”). Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Securities Exchange Act, which requires that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of material changes), and without limiting the manner in which Dick’s and Purchaser may choose to make any public announcement, Dick’s and Purchaser will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to a national news service.

      If Purchaser makes a material change to the terms of the Offer, or if Purchaser waives a material condition to the Offer, Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by applicable law and the applicable regulations of the Commission. The minimum period during which a tender offer must remain open following material changes to the terms of the Offer, other than a change in price or a change in the percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In the Commission’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of 10 business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum 10-business-day period from the date of the change is generally required to allow for adequate dissemination to shareholders. Accordingly, if, prior to the Expiration Date, with the approval of the Company (which is required by the Merger Agreement), Purchaser decreases the number of Shares being sought, or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of the increase or decrease is first published, sent or given to Galyan’s shareholders, Purchaser will extend the Offer at least until the expiration of that period of 10 business days. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

      The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition. See Section 14 — “Conditions of the Offer.”

      Consummation of the Offer is also conditioned upon expiration or termination of all waiting periods imposed by the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (including the rules and regulations promulgated thereunder, the “HSR Act”) and the satisfaction or waiver of other conditions set forth in Section 14 — “Conditions of the Offer.” Purchaser reserves the right (but is not obligated), in accordance with applicable rules and regulations of the Commission and with the Merger Agreement, to waive any or all of those conditions other than the Minimum Condition, which may be waived only with Galyan’s prior written consent. If, by the Expiration Date, any or all of those conditions have not been satisfied, Purchaser may, in the exercise of its good faith judgment, elect to (a) extend (and, in some instances, may be required by the Company) the Offer for one or more periods of not more than 10 business days and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, subject to the terms of the Offer and the Merger Agreement; (b) waive all of the unsatisfied conditions (other than the Minimum Condition), and, subject to complying with applicable rules and regulations of the Commission, accept for payment all Shares so tendered; or (c) after December 31, 2004, terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering Galyan’s shareholders. In the event that Purchaser waives any condition set forth in Section 14 — “Conditions of the Offer,” the Commission may, if the waiver is deemed to constitute a material change to the information previously provided to Galyan’s shareholders, require that the Offer remain open for an additional period of time and/or that Dick’s and Purchaser disseminate information concerning such waiver.

      If, on the Expiration Date, the Minimum Condition has been satisfied or, with the consent of the Company, waived, and all other conditions to the Offer have been satisfied or waived but less than 90% of the Company Common Shares then issued and outstanding on a fully-diluted basis, together with Company Common Shares beneficially owned by Dick’s, Purchaser and their subsidiaries, have been validly tendered and not withdrawn, Dick’s may extend the Offer for a further period of time, after it has accepted and paid for all of the Company Common Shares tendered in the initial offer period, by means of a subsequent offering period (a “Subsequent Offering Period”) of at least three but no more than 20 business days in accordance with Rule 14d-11 under the Securities Exchange Act to meet the objective (which is not a condition to the Offer) that there be tendered prior to the Expiration Date (as so extended) and not withdrawn a number of Company Common Shares which, together with Company Common Shares beneficially owned by Dick’s, Purchaser and their subsidiaries, represents at least 90% of the then issued and outstanding Company Common Shares on a fully-diluted basis. During the Subsequent Offering Period, Purchaser shall immediately accept for payment and promptly pay for all Company Common Shares as they are tendered pursuant to the Offer in accordance with Rule 14d-11 under the Exchange Act.

      Galyan’s has provided Dick’s and Purchaser with its shareholder lists and security position listings for the purpose of disseminating the Offer to Galyan’s shareholders. Dick’s and Purchaser will mail this Offer to Purchase, the related Letter of Transmittal and other relevant materials to record holders of Shares, and Dick’s and Purchaser will furnish the materials to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder lists or, if applicable, that are listed as participants in a clearing agency’s security position listing, for forwarding to beneficial owners of Shares.

2.  Acceptance for Payment and Payment for Shares

      Upon the terms and subject to the conditions of the Offer (including, if Purchaser extends or amends the Offer, the terms and conditions of the Offer as so extended or amended) and the applicable regulations of the Commission, Purchaser will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn (as permitted by Section 4 — “Withdrawal Rights”) prior to the Expiration Date, promptly after the Expiration Date following the satisfaction or waiver of the conditions to the Offer set forth in Section 14 — “Conditions of the Offer.”

      For information with respect to approvals that Dick’s and Purchaser are required to obtain prior to the completion of the Offer, including under the HSR Act and other laws and regulations, see Section 15 — “Legal Matters; Required Regulatory Approvals.”

      In all cases, Purchaser will pay for Shares purchased in the Offer only after timely receipt by the Depositary of (a) certificates representing the Shares (“Share Certificates”) or timely confirmation (a “Book-Entry Confirmation”) of the book-entry transfer of the Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares;” (b) the appropriate Letter of Transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined below) in connection with a book-entry transfer; and (c) any other documents that the Letter of Transmittal requires.

      “Agent’s Message” means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which message states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce that agreement against the participant.

      For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and purchased, Shares validly tendered and not withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance of the Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering

Galyan’s shareholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering Galyan’s shareholders.

Under no circumstances will Purchaser pay interest on the purchase price for Shares.

      If Purchaser does not purchase any tendered Shares pursuant to the Offer for any reason, or if you submit Share Certificates representing more Shares than you wish to tender, Purchaser will return Share Certificates representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at a Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

      If, prior to the Expiration Date, Purchaser increases the price offered to Galyan’s shareholders in the Offer, Purchaser will pay the increased price to all Galyan’s shareholders from whom Purchaser purchases Shares in the Offer, whether or not Shares were tendered before the increase in price. As of the date of this Offer to Purchase, we have no intention to increase the price in the Offer.

      Purchaser reserves the right, subject to the provisions of the Merger Agreement, to transfer or assign, in whole or from time to time in part, to one or more of its subsidiaries or affiliates, the right to purchase all or any portion of the Shares tendered in the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment in the Offer. In addition, any such transfer or assignment may require the Expiration Date of the Offer to be extended under applicable law.

3.  Procedures for Accepting the Offer and Tendering Shares

      Valid Tender of Shares. Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a facsimile), properly completed and signed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, and either (a) you must deliver Share Certificates to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive Book-Entry Confirmation, in each case, on or prior to the Expiration Date, or (b) you must comply with the guaranteed delivery procedures set forth below.

      The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents is at your option and sole risk, and delivery will be considered made only when the Depositary actually receives the Share Certificates. If delivery is by mail, registered mail with return receipt requested, properly insured, is encouraged and strongly recommended. In all cases, you should allow sufficient time to ensure timely delivery prior to the Expiration Date.

      Book-Entry Transfer. The Depositary will make a request to establish an account with respect to Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures. However, although Shares may be delivered through book-entry transfer into the Depositary’s account at a Book-Entry Transfer Facility, the Depositary must receive the Letter of Transmittal (or a facsimile), properly completed and signed, with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Date, or you must comply with the guaranteed delivery procedure set forth below.

      Delivery of documents to a Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

      Purchaser may, in compliance with applicable law, provide an additional period following the Offer in which the Galyan’s shareholders would be able to tender Shares not tendered in the Offer (a “Subsequent Offering Period”) of three to 20 business days. See Section 1 — “Terms of the Offer.” For Shares to be validly tendered during a Subsequent Offering Period, the tendering Galyan’s shareholder must comply with the foregoing procedures, except that required documents and Share Certificates must be received during the Subsequent Offering Period.

      The tender of Shares pursuant to any one of the procedures described above will constitute the tendering Galyan’s shareholder’s acceptance of the Offer, as well as the tendering Galyan’s shareholder’s representation and warranty that the Galyan’s shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between Purchaser and you upon the terms and subject to the conditions of the Offer.

      Signature Guarantees. A bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Securities Exchange Act) (each, an “Eligible Institution” and collectively “Eligible Institutions”) must guarantee signatures on all Letters of Transmittal, unless the Shares tendered are tendered (a) by a registered holder of Shares that has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” in the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

      If Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered Share Certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on Share Certificates, with the signatures on the Share Certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

      If Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a facsimile) must accompany each delivery of Share Certificates.

      Guaranteed Delivery. If you want to tender Shares in the Offer and your Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or before the Expiration Date or the procedures for book-entry transfer cannot be completed on time, your Shares may nevertheless be tendered if you comply with all of the following guaranteed delivery procedures:

      (a) your tender is made by or through an Eligible Institution;

      (b) the Depositary receives, as described below, a properly completed and signed Notice of Guaranteed Delivery on or before the Expiration Date, substantially in the form made available by Purchaser; and

      (c) the Depositary receives the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or a facsimile), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

      Delivery of the Notice of Guaranteed Delivery may be made by hand, mail or facsimile transmission to the Depositary. The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

      Notwithstanding any other provision of the Offer, Purchaser will pay for Shares only after timely receipt by the Depositary of Share Certificates for, or, of Book-Entry Confirmation with respect to, the Shares, a properly completed and duly executed Letter of Transmittal (or facsimile of the Letter of Transmittal), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the appropriate Letter of Transmittal. Accordingly, payment might not be made to all tendering Galyan’s shareholders at the same time, and will depend upon when the Depositary receives Share Certificates or Book-Entry Confirmation that the Shares have been transferred into the Depositary’s account at a Book-Entry Transfer Facility.

      Backup United States Federal Income Tax Withholding. Under U.S. federal income tax law, the Depositary may be required to withhold and pay over to the U.S. Internal Revenue Service a portion of the amount of any payments made pursuant to the Offer. To avoid backup withholding, unless an exemption applies, a Galyan’s shareholder that is a United States person (as defined for U.S. federal income tax purposes) must provide the Depositary with the Galyan’s shareholder’s correct taxpayer identification number (“TIN”) and certify under penalties of perjury that the TIN is correct and that the Galyan’s shareholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. If a shareholder does not provide its correct TIN or fails to provide the certifications described above, the U.S. Internal Revenue Service may impose a penalty on the Galyan’s shareholder and any payment made to the Galyan’s shareholder pursuant to the Offer may be subject to backup withholding. All Galyan’s shareholders surrendering Shares pursuant to the Offer that are United States persons should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information and certifications necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Depositary). Certain Galyan’s shareholders (including, among others, all corporations and certain foreign individuals and entities) may not be subject to backup withholding. Galyans’ foreign shareholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. These Galyan’s shareholders should consult a tax advisor to determine which Form W-8 is appropriate. See Instruction 11 of the Letter of Transmittal.

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a Galyan’s shareholder may be refunded or credited against the Galyan’s shareholder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the U.S. Internal Revenue Service.

      Appointment as Proxy. By executing the Letter of Transmittal, you irrevocably appoint Purchaser’s designees, and each of them, as your agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of your rights with respect to Shares that you tender and that Purchaser accepts for payment and with respect to any and all other Shares and other securities or rights issued or issuable in respect of those Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective when Purchaser accepts your Shares for payment in accordance with the terms of the Offer. Upon acceptance for payment, all other powers of attorney and proxies given by you with respect to your Shares and other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by you (and, if given, will not be deemed effective). Purchaser’s designees will, with respect to the Shares and other securities and rights for which the appointment is effective, be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual or special meeting of Galyan’s shareholders, or any adjournment or postponement thereof, or by consent in lieu of any such meeting of Galyan’s shareholders or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, Purchaser or its designee must be able to exercise full voting rights with respect to Shares and other securities, including voting at any meeting of Galyan’s shareholders.

      Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding on all parties. Purchaser reserves the absolute right, subject to the terms of the Merger Agreement and applicable law, to reject any or all tenders determined by Purchaser not to be in proper form or the acceptance of or payment for which may, in the opinion of Purchaser’s counsel, be unlawful. Purchaser also reserves the absolute right to waive any of the conditions of the Offer, except the Minimum Condition (which waiver requires Galyan’s prior written consent) or any defect or irregularity in any tender of Shares of any particular Galyan’s shareholder, whether or not similar defects or irregularities are waived in the case of other Galyan’s shareholders. Purchaser’s interpretation of the terms and conditions of the Offer will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to the tender have been cured or waived by Purchaser. None of Dick’s, Purchaser or any of their respective affiliates or assigns, the Dealer Manager, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

4.  Withdrawal Rights

      Other than during a Subsequent Offering Period, you may withdraw Shares that you have previously tendered in the Offer at any time on or before the Expiration Date (including any extension of such date), and, unless theretofore accepted for payment as provided in this Offer to Purchase, you may also withdraw such Shares at any time after August 28, 2004. No withdrawal rights apply to Shares tendered in a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment.

      If, for any reason, acceptance for payment of any Shares tendered in the Offer is delayed, or Purchaser is unable to accept for payment or pay for Shares tendered in the Offer, then, without prejudice to Purchaser’s rights set forth in this Offer to Purchase, the Depositary may, nevertheless, on Purchaser’s behalf, retain Shares that you have tendered, and you may not withdraw your Shares, except to the extent that you are entitled to and duly exercise withdrawal rights as described in this Section 4 — “Withdrawal Rights.” Any such delay will be by an extension of the Offer to the extent required by applicable law and the regulations of the Commission.

      In order for your withdrawal to be effective, you must deliver a written or facsimile transmission notice of withdrawal to the Depositary at one of its addresses or fax numbers set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify your name, the number of Shares that you want to withdraw, and (if Share Certificates have been tendered) the name of the registered holder of Shares as shown on the Share Certificate, if different from your name. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of Share Certificates, you must submit the serial numbers shown on the particular Share Certificates evidencing Shares to be withdrawn and an Eligible Institution must Medallion guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. You may not rescind a withdrawal of Shares. Any Shares that you withdraw will be considered not validly tendered for purposes of the Offer, but you may tender your Shares again at any time before the Expiration Date by following any of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

      All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. None of Dick’s, Purchaser or any of their respective affiliates or assigns, the Dealer Manager, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.  Material U.S. Federal Income Tax Consequences

      Your receipt of cash for Shares in the Offer, the Subsequent Offering Period (if one is provided) or the Merger will be a taxable transaction for U.S. federal income tax purposes. For U.S. federal income tax purposes, if you sell or exchange your Shares in the Offer, the Subsequent Offering Period (if one is provided) or the Merger, you generally will recognize gain or loss equal to the difference between the amount of cash received and your tax basis in the Shares that you sold or exchanged. That gain or loss will be capital gain or loss (assuming you hold your Shares as a capital asset), and any such capital gain or loss will be long term if, as of the date of sale or exchange, you have held such Shares for more than one year. The discussion above may not be applicable to certain types of Galyan’s shareholders, including Galyan’s shareholders who acquired Shares through the exercise of employee stock options, through Galyan’s employee stock purchase plan or otherwise as compensation, individuals who are not citizens or residents of the United States, foreign corporations, or entities that are otherwise subject to special tax treatment under the U.S. Internal Revenue Code of 1986, as amended (including the rules and regulations promulgated thereunder, the “Code”) (such as insurance companies, tax-exempt entities and regulated investment companies).

      You are urged to consult your tax advisor with respect to the specific tax consequences to you of the Offer, the Subsequent Offering Period (if one is provided) and the Merger, including U.S. federal, state, local and foreign tax consequences.

6.  Price Range of the Shares; Dividends

      The Shares are traded over Nasdaq under the symbol “GLYN.” The following table sets forth, for the periods indicated, the reported high and low sale prices for the Shares on Nasdaq during each quarter presented.

Galyan’s Trading Company, Inc.

	High	Low

Fiscal 2002
First Quarter	$20.01	$10.10
Second Quarter	23.85	12.10
Third Quarter	15.40	6.80
Fourth Quarter	15.38	9.05

Fiscal 2003
First Quarter	$16.48	$8.92
Second Quarter	18.02	10.81
Third Quarter	13.96	9.54
Fourth Quarter	14.19	8.38

Fiscal 2004
First Quarter	$11.80	$7.60
Second Quarter (through June 28)	$16.64	$8.50

      Galyan’s has not paid cash dividends during the last two years. Under the terms of the Merger Agreement, Galyan’s is not permitted to declare or pay dividends with respect to the Shares.

      On June 21, 2004, the last full day of trading prior to the announcement of the execution of the Merger Agreement, the reported closing price at the closing of regular trading hours of Nasdaq for the Shares was $11.10 per Share. On June 28, 2004, the last full day of trading prior to the date of this Offer to Purchase, the reported closing price at the closing of regular trading hours of Nasdaq for the Shares was $16.64 per Share.

      Galyan’s shareholders are urged to obtain current market quotations for the Shares.

7.	Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Securities Exchange Act Registration; Margin Regulations

      Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer also can be expected to reduce the number of holders of Shares. Neither Dick’s nor Purchaser can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer price.

      Nasdaq Listing. Purchaser intends to cause the Shares of Galyan’s common stock to be delisted from Nasdaq promptly upon completion of the Merger. Even if the Merger is not completed, depending upon the number of Shares of Galyan’s common stock tendered to and purchased by Purchaser in the Offer, the Shares of Galyan’s common stock may no longer meet the requirements of the National Association of Securities Dealers for continued inclusion on Nasdaq, which requires that an issuer either:

(i)	have at least 750,000 publicly held shares, held by at least 400 round lot shareholders, with a market value of at least $5,000,000, have at least two market makers, have shareholders’ equity of at least $10 million, and have a minimum bid price of $1; or

(ii)	have at least 1,100,000 publicly held shares, held by at least 400 round lot shareholders, with a market value of at least $15,000,000, have a minimum bid price of $1, have at least four market makers and have either (1) a market capitalization of at least $50,000,000 or (2) a total of at least $50,000,000 in assets and revenues, respectively.

      If Nasdaq ceased publishing quotations for the Shares of Galyan’s common stock, it is possible that the Shares of Galyan’s common stock would continue to trade in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for Shares of Galyan’s common stock and the availability of such quotations would depend, however, upon such factors as the number of shareholders and the aggregate market value of the Shares available in the public market at such time, the interest in maintaining a market in the Shares of Galyan’s common stock on the part of securities firms, the possible termination of registration under the Securities Exchange Act as described below, and other factors. Purchaser cannot predict whether the reduction in the number of Shares of Galyan’s common stock that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the shares of Galyan’s common stock or whether it would cause future market prices to be greater or lesser than the price Purchaser is currently offering.

      The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at the time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Securities Exchange Act and other factors.

      Securities Exchange Act Registration. The Shares currently are registered under the Securities Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Securities Exchange Act. Registration of the Shares may be terminated upon application by Galyan’s to the Commission if the Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders of Shares. According to Galyan’s Annual Report on Form 10-K for the year ended January 31, 2004, there were approximately 96 holders of record of Shares as of March 19, 2004. Termination of registration of the Shares under the Securities Exchange Act would substantially reduce the information that Galyan’s is required to furnish to Galyan’s shareholders and the Commission and would make certain provisions of the Securities Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Securities Exchange Act and the requirements of furnishing a proxy statement in connection with shareholders’ meetings pursuant to Section 14(a) or 14(c) of the Securities Exchange Act and the related requirement of an annual report, no longer applicable to Galyan’s. If the Shares are no longer registered under the Securities Exchange Act, the requirements of Rule 13e-3 promulgated under the Securities Exchange Act with respect to “going private” transactions would no longer be applicable to Galyan’s. In addition, the ability of “affiliates” of Galyan’s and persons holding “restricted securities” of Galyan’s to dispose of the securities pursuant to Rule 144 promulgated under the United States Securities Act of 1933, as amended, may be impaired or, with respect to certain persons, eliminated. If registration of the Shares under the Securities Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for stock exchange listing or Nasdaq reporting. Dick’s and Purchaser believe that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Securities Exchange Act, and it would be Purchaser’s intention to cause Galyan’s to make an application for termination of registration of the Shares as soon as possible after successful completion of the Merger if the Shares are then eligible for termination.

      If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Securities Exchange Act and the listing of the Shares on Nasdaq (unless delisted as set forth in “— Nasdaq Listing”) will be terminated following the completion of the Merger.

      Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares for the purpose of buying, carrying or trading in securities (“Purpose Loans”). Depending upon factors, such as the number of record holders of Shares and the number and market value of publicly held Shares, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for purposes of the Federal Reserve Board’s margin regulations, and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the Shares under the Securities Exchange Act were terminated, the Shares would no longer constitute margin securities.

8.  Information Concerning Galyan’s

      Galyan’s is an Indiana corporation with its principal executive offices located at One Galyan’s Parkway, Plainfield, Indiana 46168. Galyan’s telephone number is (317) 612-0200. Galyan’s is a specialty retailer that offers a broad range of outdoor and athletic equipment, apparel, footwear and accessories, as well as casual apparel and footwear. Galyan’s store format and merchandising strategy are targeted to appeal to consumers with active lifestyles, from the casual consumer to the avid sports enthusiast. Galyan’s currently operates 45 stores in 21 states.

      Galyan’s is required to file its annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any such reports, statements or other information at the Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Galyan’s Commission filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the Commission at http://www.sec.gov.

9.  Information Concerning Dick’s and Purchaser

      Dick’s is a Delaware corporation with its principal executive offices located at 300 Industry Drive, RIDC Park West, Pittsburgh, PA 15275. Dick’s telephone number is (724) 273-3400. Dick’s is an authentic full-line sporting goods retailer offering a broad assortment of brand name sporting goods equipment, apparel, and footwear in a specialty store environment. Dick’s core focus is to be an authentic sporting goods retailer by offering a broad selection of high-quality, competitively-priced brand name sporting goods equipment, apparel and footwear that enhances the customers’ performance and enjoyment of their sports activities.

      Purchaser’s principal executive offices are located c/o Dick’s at 300 Industry Drive, RIDC Park West, Pittsburgh, PA 15275. Purchaser is a newly formed Indiana corporation and a wholly owned subsidiary of Dick’s. Purchaser has not conducted any business other than in connection with the Offer and the Merger.

      The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the directors and executive officers of Dick’s and Purchaser are set forth in Schedule I to this Offer to Purchase.

      Dick’s files annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any such reports, statements or other information at the Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Dick’s Commission filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the Commission at http://www.sec.gov.

      Except as set forth elsewhere in this Offer to Purchase, or in Schedule I to this Offer to Purchase, and except with respect to 100 Shares of Galyan’s common stock owned by Dick’s (which is less than 1% of all outstanding Shares): (a) neither Dick’s nor, to Dick’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of Dick’s or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Galyan’s, (b) neither Dick’s nor, to Dick’s knowledge, any of the persons or entities referred to in clause (a) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of Galyan’s during the past 60 days, (c) neither Dick’s nor, to Dick’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Galyan’s (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations), (d) since June 29, 2002, there have been no transactions that would require reporting under the rules and regulations of the Commission between Dick’s or any its subsidiaries, or, to Dick’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Galyan’s or any of its executive officers, directors or affiliates, on the other hand, and (e) since June 29, 2002, there have been no contacts, negotiations or transactions between Dick’s or any of its subsidiaries, or, to Dick’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Galyan’s or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

      None of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

10.  Background of the Offer; Past Contacts or Negotiations with Galyan’s

      Parent had previously determined that the Company was a potential acquisition target. On April 23, 2003, Parent’s chairman and chief executive officer, Edward W. Stack, and chief financial officer, Michael F. Hines, along with representatives of Parent’s financial advisor, Peter J. Solomon Company, L.P. (“PJSC”), met with Company directors Ronald P. Spogli, John M. Roth and Norman S. Matthews, to discuss Parent’s interest in acquiring the Company and the benefits of combining the two companies. On or about June 4, 2003 Messrs. Stack and Hines along with representatives of PJSC met with Messrs. Spogli and Roth and the then chief executive officer and chairman, Robert B. Mang, to further discuss Parent’s interest in acquiring the Company. Parent also expressed a desire to obtain nonpublic information about the Company and provided a draft of a confidentiality agreement which would obligate each party to hold nonpublic information which it received from the other party confidential. On or about June 20, 2003, the Company sent a revised draft of this draft agreement which contained additional provisions restricting for a period of time the parties soliciting certain of the others employees and included restrictions on the right of Parent to acquire

Shares, solicit proxies, or otherwise attempt to influence the management, board of directors or policies of the Company. Parent and the Company entered into that agreement effective June 27, 2003. Thereafter, the Company provided certain information to the Parent regarding the Company.

      On July 9, 2003 the Company issued a press release in which, among other matters, the Company substantially reduced its expected results of operation and comparable store sales results for its fiscal second quarter. On July 15, 2003 representatives of PJSC met with representatives of Goldman Sachs & Co., an investment bank for the Company (“Galyan’s Financial Advisor”), and indicated a potential acquisition price of $14 per share of Company common stock. Galyan’s Financial Advisor subsequently responded that the Company had no interest in pursuing a transaction at this price. Discussions regarding a possible acquisition ceased.

      By letter dated November 19, 2003, counsel for the Company alleged that Parent had breached the nonsolicitation terms of the confidentiality agreement by hiring and offering to hire certain employees of the Company. On or about December 5, 2003, William R. Newlin, executive vice president, chief administrative officer and general counsel for the Company responded by letter that Parent had not breached the nonsolicitation terms of the confidentiality agreement.

      After reviewing the Company’s performance, Parent determined to again approach the Company regarding a possible acquisition. On April 1, 2004, representatives of PJSC informed John Roth while he was meeting with representatives of PJSC regarding unrelated matters that Parent had renewed interest in acquiring the Company. Mr. Roth is a member of the Company’s board of directors and is also a general partner of Freeman Spogli & Co., an affiliate of FS Equity Partners IV, L.P., which owns 5,694,500 outstanding Company Common Shares (or approximately 33% of the currently outstanding Company Common Shares). Following that meeting, Mr. Stack called Mr. Spogli and informed Mr. Spogli that Parent desired to acquire the Company. Mr. Spogli indicated that he did not believe that a sale at that time was in the shareholders best interests and expressed concern over the Parent completing the transaction. Mr. Stack responded that Dick’s was serious about the transaction and expected to close it. Representatives of PJSC also informed Tim Faber, who is a member of the Company’s board of directors and is also employed by Limited Brands, Inc., which together with a subsidiary owns 3,900,500 outstanding Company Common Shares (or approximately 22% of the currently outstanding Company Common Shares), of Parent’s renewed interest in acquiring the Company. Representatives of PJSC also informed Mr. Faber of the Parent’s renewed interest in acquiring the Company. Representatives from PJSC subsequently informed representatives from Galyan’s Financial Advisor that Parent would be willing to structure an acquisition at a price of $15 per Company Common Share. Parent also requested access to certain nonpublic information regarding the Company. Thereafter, Mr. Stack had telephonic calls with George R. Mrkonic, Jr., a director of the Company. The Company’s board designated Mr. Mrkonic, Mr. Faber and Mr. Roth to deal with the Parent as Galyan’s board’s representatives. Mr. Stack expressed to Mr. Mrkonic Parent’s desire to acquire the Company. Mr. Mrkonic responded to Mr. Stack that the Company’s board did not have interest in pursuing a sale to Parent and that the Company would not provide nonpublic information to Parent. At Mr. Stack’s request, Messrs. Mrkonic, Faber and Roth agreed to meet with the Parent on May 5, 2004. The parties exchanged and had discussions regarding drafts of an amended confidentiality agreement which would extend the June 27, 2004 expiration date of the restrictions on employee nonsolicitation, on Parent privately submitting any acquisition proposal only to the Company’s board of directors and on Parent not acquiring any shares of Company Common Stock. Parent delivered on April 26, 2004 to the Company a draft merger agreement for an acquisition and a draft shareholder tender agreement and including a $15 price per share.

      On May 5, 2004 in Boston, Massachusetts, Mr. Stack, Mr. Newlin, and Jeffrey R. Hennion, Parent’s senior vice president — strategic planning, met with Messrs. Mrkonic, Faber and Roth. Mr. Stack and Mr. Newlin explained that Parent wanted to acquire the Company and was not seeking to use this process to gain nonpublic information for other purposes. Mr. Newlin explained the terms of the draft merger agreement and shareholder tender agreement which Parent had delivered including that the draft merger agreement reflected an acquisition price of $15 per share, called for a cash tender offer for all shares and required that the two principal shareholders which beneficially own a majority of the outstanding Company Common Shares (FS Equity Partners IV, L.P. and Limited Brands, Inc. and its subsidiary) agree to tender their shares pursuant to the draft shareholder tender agreement. With respect to nonpublic information, Mr. Newlin informed the three Company directors that Parent largely was willing to rely upon public information other than verifying occupancy costs for Company stores, the ability under existing Company leases and other agreements to convert Company stores into Parent stores and whether or not any substantial undisclosed contingent liabilities existed.

      A subsequent meeting occurred in New York, New York on May 10, 2004 between Mr. Newlin, Mr. Hennion, legal counsel for Parent and C. David Zoba, Company’s executive vice president, general counsel and secretary, Messrs. Faber and Roth and legal counsel for the Company. Among other matters, the parties discussed the draft merger agreement, Parent’s need to verify occupancy costs, the ability to convert Company stores to Parent stores and whether or not any substantial undisclosed liabilities existed, and an extension of the employee nonsolicitation and other Parent restrictions contained in the existing confidentiality agreement. On May 15, 2004, the Company sent to Parent a revised draft merger and shareholder tender agreement. Thereafter, various drafts of a merger agreement and a shareholder tender agreement were exchanged between Parent and the Company. Various discussions and calls occurred between and among Mr. Newlin, Mr. Zoba and the respective legal counsel for Parent and the Company regarding the drafts of a merger agreement and shareholder tender agreement and the Parent’s access to nonpublic information to verify occupancy costs for Company stores and the ability to convert Company stores to Parent stores. Among the terms being discussed and negotiated in the merger agreement were price, termination or “break-up” fee payable to Parent in certain circumstances in the event that the Company’s board received a superior proposal, expense reimbursement in the event of termination, the right of the Company’s board to consider alternative transactions (the “fiduciary out”) and the conditions under which the shareholder tender agreements could be terminated by the shareholders, conditions under which Parent would be obligated to close the tender offer and the merger, the scope of the Company’s representations and warranties and covenants, and certainty of completion of the acquisition and the material adverse change standard that would apply to the obligation of the parties to take steps to effect the transaction.

      On May 19 and 20, 2004 Mr. Newlin had telephonic calls with Mr. Zoba and Company legal counsel at different times to negotiate various unresolved issues, other than financial terms, in the draft merger agreement. A number of matters principally relating to representations and warranties were resolved. With respect to revising and extending the various employee solicitation and other restrictions imposed under the existing confidentiality agreement, Mr. Newlin later proposed that if the parties reached agreement on all terms for an acquisition, Parent would execute and deliver an amended confidentiality agreement in the form sought by the Company if the Company also executed and delivered at the same time the merger agreement (and the principal stockholders executed and delivered the shareholder tender agreement), and provided the nonpublic information sought by Parent along with the disclosure schedule under the merger agreement and permitted Parent 24 hours thereafter in which to decide whether or not to enter into the merger agreement. Subsequently, the Company agreed to provide under the terms of the existing confidentiality agreement the nonpublic information regarding occupancy costs and the ability to convert the Company’s stores to Parent stores and on May 28, 2004 the Company began providing that and certain other information to Parent. The Company’s representatives also informed the Parent’s representatives that $15 per Company Common Share was inadequate.

      On June 4, 2004, Mr. Stack sent a letter to Mr. Mrkonic following earlier conversations with the Company, its financial advisor and the financial advisor to Limited Brands on that date, that Parent’s final proposal was to increase the price to $16 per Company Common Share and requested a response by the close of business on June 9, 2004. On June 9, 2004 the financial advisor for the Company informed the Parent’s financial advisor that the Company’s board of directors did not accept this price, but stated that it would accept a price of $17 per Company Common Share if Parent accepted a revised draft of the merger agreement and the shareholder tender agreement delivered by the Company that day.

      On June 14, 2004, Messrs. Stack and Newlin informed Mr. Mrkonic that Parent would increase its offer to $16.50 per share, provided that the Company accept this offer and enter into (by the close of business on June 16, 2004) the form of merger agreement and shareholder tender agreement prepared by Parent. On June 16, 2004, the Company delivered a revised draft of the merger agreement to Parent.

      On June 17 and 18, 2004 Mr. Zoba, Mr. Newlin and counsel for the Company and the Parent met at the Parent’s executive offices in Pittsburgh, Pennsylvania to continue negotiations of the merger agreement. Among the terms being negotiated were price, termination fee, fiduciary out, the scope of the Company’s real estate representations and warranties, covenants regarding conduct of the Company’s business after executing the merger agreement and the material adverse change standard that would apply to the obligation of the parties to take steps to effect the transaction. On June 18, 2004, Mr. Zoba informed Mr. Newlin that authorized members of Galyan’s board would not approve a transaction at $16.50 and that the Parent had to increase its offer to $16.75 per Company Common Share. Mr. Newlin responded to Mr. Zoba that only if the Company representatives agreed to recommend to the Board of Directors of the Company that it accept the resolution of the then open issues contained in the form of merger agreement presented by Parent to Company, would Parent increase its offer to $16.75 per Company’s Common Share. The representatives stated that they would make such a recommendation. Thereafter, the Company provided a draft disclosure schedule for the merger agreement to the Parent along with certain additional nonpublic information.

      Representatives of the Company informed the Parent that the Company’s board of directors met on the afternoon of June 21, 2004, and approved the Merger Agreement and the Offer and the other transactions contemplated thereby. After 4:00 PM, EDT, on June 21, 2004 the Merger Agreement was executed and delivered by the Company, the Purchaser and the Parent, and the Shareholder Tender Agreement were executed and delivered by the FS Equity Partners IV, L.P., Limited Brands, Inc., G Trademark (an affiliate of Limited Brands), the Purchaser and Parent.

      Parent also was negotiating with its existing lending group and executed a consent with its lenders dated June 14, 2002 to enter into a merger agreement with the Company. Parent also commenced negotiations with Merrill Lynch Capital Corporation for a $175 million bridge loan facility. Parent also entered into commitment letter with Merrill Lynch Capital Corporation for $175 million interim loan. See Section 13 — “Sources and Amounts of Funds.”

11.	Purpose of the Offer; the Merger Agreement; the Shareholder Tender Agreement; Statutory Requirements; Dissenters’ Rights; “Going Private” Transactions; Plans for Galyan’s

      Purpose. The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, Galyan’s. The Offer, as the first step in the acquisition of Galyan’s, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of Galyan’s not purchased pursuant to the Offer or otherwise.

      The Merger Agreement. The following summary description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which Dick’s and Purchaser have filed as an exhibit to the Tender Offer Statement on Schedule TO that Dick’s and Purchaser have filed with the Commission, which you may examine and copy as set forth in Section 8 — “Information Concerning Galyan’s” and Section 9 — “Information Concerning Dick’s and Purchaser.”

      The Offer. The Merger Agreement provides that Purchaser will commence the Offer within six business days of the date of the Merger Agreement, and that, upon the terms and subject to prior satisfaction or waiver of the conditions of the Offer, as set forth in Section 14 — “Conditions of the Offer,” Purchaser will purchase all Shares validly tendered and not withdrawn pursuant to the Offer. The Merger Agreement provides that, without the prior written consent of Galyan’s, Purchaser will not (i) decrease the Offer Price, (ii) decrease the aggregate number of Company Common Shares sought, (iii) change the form of consideration to be paid pursuant to the Offer, (iv) modify any of the conditions to the Offer set forth in Section 14 — “Conditions of the Offer,” (v) impose conditions to the Offer in addition to those included in the Merger Agreement, (vi) except as provided in the proviso set forth below in this paragraph, extend the Offer, or (vii) amend any other term or condition of the Offer in any manner which is adverse to the holders of Company Common Shares, it being agreed that a waiver by Purchaser of any condition in its discretion shall not be deemed to be adverse to the holders of Company Common Shares; provided that, if on any scheduled expiration date of the Offer (as it may be extended in accordance with the terms of the Merger Agreement), all conditions to the Offer shall not have been satisfied or waived, Purchaser may, without the consent of Galyan’s, but shall, at the request of Galyan’s, (x) from time to time, extend the Offer in increments of not more than 10 business days each if any of the conditions set forth in clauses (i), (ii)(a), (d) and (e) of the conditions set forth in Section 14 — “Conditions of the Offer” have not been satisfied or waived, until such time as the conditions are satisfied or waived and (y) extend the Offer for any period required by any regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer; provided, however, that the Expiration Date may not be so extended beyond December 31, 2004. Notwithstanding the foregoing, if on any scheduled expiration date of the Offer (as it may be extended in accordance with the terms hereof), all conditions to the Offer shall not have been satisfied or waived, Purchaser may, without the consent of Galyan’s, from time to time, extend the Offer in increments of not more than 10 business days each if any of the conditions set forth in clauses (ii)(b), (c) and (g) of the conditions set forth in Section 14 — “Conditions of the Offer” have not been satisfied or waived, until such time as the conditions are satisfied or waived, provided, however, that the Expiration Date may not be so extended beyond December 31, 2004.

      Recommendation. Galyan’s has represented to Dick’s in the Merger Agreement that the Galyan’s Board of Directors, (i) determined that the Offer and the Merger are advisable and in the best interests of the Company, (ii) approved and adopted the plan of merger (as such term is used in section 23-1-40-1 of the Indiana Business Corporation Law) contained in the Merger Agreement, (iii) recommended acceptance of the Offer and approval of the Plan of Merger contained in the Merger Agreement by the shareholders of the Company, (iv) irrevocably took all necessary steps to cause Chapter 42 of the Indiana Business Corporation Law to be inapplicable to the Merger, the Shareholder Tender Agreement and the acquisition of shares pursuant to the Offer and the Shareholder Tender Agreement, (v) irrevocably took all necessary steps to approve Dick’s and Purchaser becoming, pursuant to the Merger, the Shareholder Tender Agreement and/or the acquisition of Company stock pursuant to the Offer, and the Shareholder Tender Agreement, “interested shareholders” within the meaning of Section 23-1-43-10 of the Indiana Business Corporation Law and to cause any other requirements of Chapter 43 of the Indiana Business Corporation Law to be inapplicable to the Merger, the Shareholder Tender Agreement and the acquisition of shares pursuant to the Offer and the Shareholder Tender Agreement and (vi) irrevocably resolved to elect, to the extent of the Company’s Board of Directors’ power and authority and to the extent permitted by law, not to be subject to any other “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws and regulations of any jurisdiction that may purport to be applicable to the Merger Agreement or the Shareholder Tender Agreement.

      Goldman Sachs & Co., Galyan’s Financial Advisor, has delivered to the Galyan’s Board of Directors a written opinion, dated June 21, 2004, to the effect that, as of that date and based upon and subject to the factors and assumptions set forth therein, in its opinion the $16.75 in cash to be received by holders of the Shares (other than Dick’s or any of its direct or indirect subsidiaries) in the Offer and Merger to the Galyan’s shareholders is fair from a financial point of view to such holders. See Annex A to the Schedule 14D-9. The opinion of Galyan’s Financial Advisor is not a recommendation as to how any holder of Shares should tender such Shares in connection with the Offer or how any holder of such Shares should vote with respect to the Merger.

      Directors. The Merger Agreement provides that Purchaser, promptly upon the purchase of and payment for Company Common Shares by Dick’s on the Share Purchase Date (as defined below) and prior to the Effective Time, (i) the size of the Board of Directors of the Company shall be decreased to seven, (ii) all current directors shall resign, other than three of the current directors who are not employees of Galyan’s or shareholders, affiliates, associates or employees of Dick’s or Purchaser (as shall be designated by the Board of Directors of Galyan’s prior to the Share Purchase Date), and (iii) a number of persons equal to the aggregate vacancies so created shall be designated by Dick’s and shall be elected to fill the vacancies so created. Any person designated by Dick’s to serve on the Board of Directors of the Company between the Share Purchase Date and the Effective Time shall be responsible, qualified and knowledgeable about the retail industry and/or the sporting goods industry, and the persons designated by Dick’s to serve shall, collectively, satisfy all applicable NASD listing standards for composition of the Board of Directors. The Company shall, upon request of Dick’s, use its reasonable best efforts promptly to secure the resignations of such number of its incumbent directors as is necessary to enable Dick’s designees to be so elected or appointed to the Board of Directors (and to the extent the Company is not successful in securing all of such resignations, increase the size of the Board of Directors to enable Dick’s to designate a majority of the total number of directors of the Company), and shall use its reasonable best efforts to cause Dick’s designees to be so elected or appointed at such time. Galyan’s obligations relating to the Board of Directors and its composition shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Galyan’s shall promptly take all actions required pursuant to such Section 14(f) and Rule 14f-1 in order to fulfill its obligations relating to the Board of Directors and its composition (subject to Dick’s timely notification to the Company of such information as is necessary to fulfill such obligations), including mailing to shareholders (together with the Schedule 14D-9 if Dick’s has then provided the necessary information) the information required by such Section 14(f) and Rule 14f-1 as is necessary to enable the Dick’s designees to be elected or appointed to the Company’s Board of Directors. Dick’s or Purchaser will supply the Company in writing and be solely responsible for any information with respect to either of them and their nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14f-1; such information is contained in the Company’s Rule 14f-1 notice and is incorporated herein by reference.

      Following the Share Purchase Date and prior to the Effective Time, Galyan’s shall cause its Board of Directors to have at least three directors who are directors on the date hereof and who are not employed by the Company and who are not affiliates, associates, shareholders or employees of Dick’s or Purchaser (the “Independent Directors”); provided, however, that if any Independent Directors cease to be directors for any reason whatsoever, the remaining Independent Directors (or Independent Director, if there is only one remaining) shall be entitled to designate any other person(s) who shall not be shareholders, affiliates, associates or employees of Dick’s or any of its subsidiaries to fill such vacancies and such person(s) shall be deemed to be Independent Director(s) for purposes of this Agreement (provided that the remaining Independent Directors shall fill such vacancies as soon as practicable, but in any event within five business days, and provided further that if no Independent Director then remains, the other directors shall designate three persons who shall not be shareholders, affiliates, associates or employees of Dick’s or any of its subsidiaries to fill such vacancies and such persons shall be deemed to be Independent Directors for purposes of this Agreement). Following the Share Purchase Date and prior to the Effective Time, neither Dick’s nor Purchaser will take any action to cause any Independent Director to be removed other than for cause. Notwithstanding anything in the Merger Agreement to the contrary, after the Share Purchase Date and prior to the Effective Time, any approval by Galyan’s Board of Directors or any other Galyan’s action must be made at a time when there are at least three Independent Directors serving on the board of directors of Galyan’s and with the approval of at least six of the seven directors of the Company (in each case, or such other number of directors that ensures that at least a majority of the Independent Directors has granted such approval) in order to (i) amend or terminate the Merger Agreement by Galyan’s, (ii) exercise or waive any of Galyan’s rights, benefits or remedies under the Merger Agreement, or (iii) take any other action of Galyan’s Board of Directors under or in connection with the Merger Agreement in any manner that adversely affects the holders of Company Common Shares, as determined by a majority of the Independent Directors. The Independent Directors shall have the authority to retain such counsel and other advisors at the expense of the Company as determined appropriate by any of the Independent Directors. In addition, the Independent Directors shall have the authority to institute any action, on behalf of Galyan’s, to enforce performance of the Merger Agreement. For purposes of the Merger Agreement, an “affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

      The Merger. The Merger Agreement provides that, subject to its terms and conditions, Galyan’s and Purchaser shall be, at the Effective Time, merged in accordance with the Indiana Business Corporation Law into a single corporation existing under the laws of the State of Indiana, whereby the Company shall be the surviving corporation (the Company, in its capacity as the surviving corporation, is sometimes referred to herein as the “Surviving Corporation”). See “— Dissenters’ Rights.”

      Articles of Incorporation, Charter, By-Laws, Directors and Officers. Without any further action by Galyan’s and Purchaser, the Articles of Incorporation and Bylaws of Purchaser, as in effect immediately prior to the Effective Time, shall from and after the Effective Time be and continue to be the Bylaws of the

Surviving Corporation until amended as provided therein. The directors of Purchaser and the officers of Purchaser at the Effective Time shall, from and after the effectiveness of the Merger, be the initial directors and officers, respectively, of the Surviving Corporation until in each case their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Articles of Incorporation and Bylaws.

      Galyan’s Shareholder Meeting. Unless the Merger is consummated in accordance with Section 23-1-40-4 of the Indiana Business Corporation Law (where Purchaser has acquired at least 90% of the outstanding shares of each class of capital stock of Galyan’s), Galyan’s, acting through its Board of Directors, shall duly call a special meeting of its shareholders to be held in accordance with the Indiana Business Corporation Law at the earliest practicable date, upon due notice thereof to its shareholders, to consider and vote upon, among other matters, the adoption and approval of the Merger Agreement and the Merger. Galyan’s Board of Directors will recommend the approval of the Merger and will use its reasonable best efforts, consistent with its fiduciary duties and assuming the recommendation of the approval of the Merger has not been withdrawn, to solicit the requisite vote of Galyan’s shareholders to approve the Merger Agreement and the Merger pursuant to proxy solicitation materials. Each of Dick’s and Purchaser agrees that it will execute a written consent or vote, or cause to be voted, all of Galyan’s Common Shares acquired by it pursuant to the Offer and otherwise then owned by it and its subsidiaries in favor of the approval of the Merger and the adoption of the Merger Agreement. In addition, each of Dick’s and Purchaser agrees that from (and including) the date on which Dick’s or any of its subsidiaries purchases at least a majority of the issued and outstanding Company Common Shares (the “Share Purchase Date”) through the Effective Time, it will not sell, transfer, assign, pledge, exchange or otherwise dispose of Galyan’s Common Shares (including those purchased in the Offer) or rights therein (whether acquired pursuant to the Offer or otherwise).

      Additionally, under the Merger Agreement, unless the Merger is consummated in accordance with Section 23-1-40-4 of the Indiana Business Corporation Law (where Purchaser has acquired at least 90% of the outstanding shares of each class of capital stock of Galyan’s), Galyan’s is required to prepare and file with the SEC, subject to the prior review and approval of Dick’s and Purchaser (which approval shall not be unreasonably withheld), as soon as practicable after the consummation of the Offer, a preliminary proxy statement relating to the Merger as required by the Exchange Act and the rules and regulations thereunder. Galyan’s is required to obtain and furnish the information required to be included in the preliminary proxy statement, shall provide Dick’s and Purchaser with, and consult with Dick’s and Purchaser regarding, any comments that may be received from the SEC or its staff with respect thereto, shall, subject to the prior review and approval of Dick’s and Purchaser (which approval shall not be unreasonably withheld), respond promptly to any such comments made by the SEC or its staff with respect to the preliminary proxy statement, and shall cause the proxy statement to be mailed to Galyan’s shareholders at the earliest practicable date and shall use its best efforts to obtain the necessary approval of the Merger by its shareholders.

      If Purchaser owns at least 90% of the outstanding shares of each class of capital stock of Galyan’s pursuant to the Offer or otherwise, each of Dick’s, Purchaser and Galyan’s are required to take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after the consummation of the Offer, without a meeting of shareholders of Galyan’s, in accordance with Section 23-1-40-4 of the Indiana Business Corporation Law.

      Conversion of Securities. On the Effective Time, each Company Common Share issued and outstanding immediately prior to the Effective Time, other than the Company Common Shares (if any) owned by the Company, Dick’s or Purchaser, will by virtue of the Merger and without any action on part of the holders, automatically be cancelled and converted into the right to receive the price per share actually paid in the Offer in cash (the “Merger Consideration”). Each share of Purchaser common stock outstanding at the Effective Time will, by virtue of the Merger and without any action by the holder, be converted into one share of common stock, no par value, of the Surviving Corporation.

      The Merger Agreement also provides that each outstanding Company Common Share that is held of record by a holder who has properly exercised dissenters’ rights with respect thereto under Section 23-1-44 of the Indiana Business Corporation Law shall not be converted into or represent the right to receive the Merger

Consideration, but the holder thereof shall be entitled to receive such payment of the fair value of such Company Common Share from the Surviving Corporation as shall be determined pursuant to Section 23-1-44 of the Indiana Business Corporation Law. If, however, any such holder shall have failed to perfect or shall withdraw or lose such holder’s rights under Section 23-1-44 of the Indiana Business Corporation Law, each such holder’s Company Common Shares shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon.

      Under the Merger Agreement, Galyan’s shall give Dick’s (x) prompt notice of any written demands for payment of the fair value of shares, withdrawals of such demands and any other instruments delivered pursuant to Section 23-1-44 of the Indiana Business Corporation Law and (y) the opportunity jointly to participate with Galyan’s in all negotiations and proceedings with respect to demands for payment under Section 23-1-44 of the Indiana Business Corporation Law. Galyan’s will not voluntarily make any payment with respect to any demands delivered to Galyan’s pursuant to Section 23-1-44 of the Indiana Business Corporation Law and will not, except with the prior written consent of Dick’s, settle or offer to settle any such demands or waive any failure to comply with Section 23-1-44 of the Indiana Business Corporation Law by any holder of Company Common Shares. See “— Dissenters’ Rights.”

      Treatment of Stock Options and Other Rights. Under the Merger Agreement, each warrant or other right to acquire Company Common Shares, and each option granted under Galyan’s 1999 Stock Option Plan, as amended or under any other plan or agreement of Galyan’s that is outstanding and unexpired immediately prior to the Effective Time, whether or not then vested or exercisable, where the exercise price per share is less than $16.75 per share will, effective as of immediately prior to the Effective Time, be cancelled in exchange for a single lump sum cash payment equal to the product of (1) the number of Company Common Shares subject to such warrant or option and (2) the excess of $16.75 per share over the exercise price of such option or warrant (subject to any applicable withholding taxes). Each warrant to acquire Company Common Shares, and each option granted under Galyan’s 1999 Stock Option Plan or under any other plan or agreement of Galyan’s that is outstanding immediately prior to the Effective Time, whether or not then vested or exerciseable, where the exercise price per share is greater than $16.75 per share will, effective as of immediately prior to the Effective Time, be cancelled and no payments shall be made with respect thereto.

      Under the Merger Agreement, Galyan’s Board of Directors (or, if appropriate, any committee administering Company stock plans) has agreed to adopt such resolutions or take such other actions as are required to give effect to the treatment of options and other rights described herein that were granted under Galyan’s 1999 Stock Option Plan, as amended. All amounts payable in connection with these options or rights shall be subject to any required withholding of taxes or proof of eligibility of exemption therefrom and shall be paid without interest by the Surviving Corporation as soon as practicable following the Effective Time. Galyan’s shall use its reasonable best efforts to obtain all consents of the holders of Company stock options as shall be necessary, if any, to effectuate the foregoing. Notwithstanding anything to the contrary contained in the Merger Agreement, payment shall, at Dick’s request, be withheld in respect of any Company stock option until all necessary consents with respect to such Company stock option are obtained.

      Treatment of Employee Stock Purchase Plan (“ESPP”) Rights. As soon as practicable following the date of the Merger Agreement, Galyan’s Board of Directors (or, if appropriate, any committee administering Galyan’s ESPP) is required to take all action necessary to set the purchase date (as defined in Galyan’s ESPP) for the calendar half (as defined in Galyan’s ESPP) then in progress, which purchase date shall be June 30, 2004. Galyan’s shall give any required notice to participants in Galyan’s ESPP and the accumulated payroll deductions credited to each participant’s account through June 30, 2004 shall be used to acquire Company Common Shares under the ESPP. From and after June 30, 2004, no new payroll contributions shall be accepted by, or made to, Galyan’s ESPP. Galyan’s agrees that, from the date of the Merger Agreement through June 30, 2004, Galyan’s ESPP shall be operated only in the ordinary course and in a manner consistent with the previous operation of Galyan’s ESPP. All of Galyan’s stock option plans and agreements (including any warrants) and Galyan’s ESPP shall terminate as of the Effective Time, and the provisions in any other Galyan’s benefit plan providing for the issuance, transfer or grant of any capital stock of Galyan’s or any interest in respect of any capital stock of Galyan’s shall be deleted as of the Effective Time, and Galyan’s shall use its reasonable best efforts to cause, following the Effective Time, no holder of a Company stock option or any participant in any Company stock plan, Galyan’s ESPP or other Company benefit plan to have any right thereunder to acquire any capital stock of Galyan’s or the Surviving Corporation.

      Representations and Warranties. Pursuant to the Merger Agreement, Dick’s and Purchaser have made customary representations and warranties to Galyan’s with respect to, among other matters, Dick’s and Purchaser’s organization and standing, Dick’s and Purchaser’s corporate power and authority, conflicts, consents and approvals, brokerage and finders’ fees, information supplied and to be supplied for inclusion in the proxy statement and the Tender Offer Statement on Schedule TO and the Schedule 14D-9, and required funds. Galyan’s has made representations and warranties on customary matters to Dick’s and Purchaser with respect to, among other matters, its organization and standing, its subsidiaries, corporate power and authority, capitalization, real property matters, conflicts, consents and approvals, brokerage and finders’ fees, filings with the Commission and securities law matters, information supplied and to be supplied for inclusion in the proxy statement and the Tender Offer Statement on Schedule TO and the Schedule 14D-9, compliance with law, litigation, taxes, intellectual property, employee benefit plans, contracts, labor matters, undisclosed liabilities, operation of business and relationships, permits and compliance, environmental matters and insurance.

      As it relates to certain real property representations made by Galyan’s, these representations are required to be true and correct such that, individually or in the aggregate, a breach of the representation or warranty would not reasonably be expected to have a Material Adverse Effect (as defined below) on the Company and/or would not reasonably be expected to reduce by more than 18% the aggregate four-wall operating income, calculated in accordance with the Company’s four-wall contribution analysis, of the top nine performing stores of the Company, based on operating income for the fiscal year ended January 31, 2004; provided, however, that for purposes of determining the amount of any such reduction, the reduction in the four-wall operating income of any one store shall be deemed not to be more than 8% of the aggregate four-wall operating income of the top nine performing stores of the Company. Certain other representations of the Company contained in the Merger Agreement are qualified by Material Adverse Effect qualifiers.

      Reasonable Best Efforts Covenant (including HSR matters). The Merger Agreement obligates Galyan’s, Dick’s and Purchaser to each use their reasonable best efforts to take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary and proper under applicable law to consummate and make effective the transactions contemplated hereby as promptly as practicable, obtain from any governmental entity or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or orders required to be obtained or made by Galyan’s or Dick’s or any of their subsidiaries in connection with the authorization, execution and delivery of the Merger Agreement and the consummation of the transactions contemplated hereby including the Offer and the Merger, and as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to the Merger Agreement, the Offer and the Merger required under (1) the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and any other applicable federal or state securities laws, (2) the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”), and any related governmental request thereunder and (3) any other applicable law. Galyan’s, Dick’s and Purchaser shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith. Galyan’s, Dick’s and Purchaser shall each use its reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable law (including all information required to be included in any offer documents and the proxy statement) in connection with the transactions contemplated by the Merger Agreement. Under the Merger Agreement, Galyan’s, Dick’s and Purchaser are required to each use its reasonable best efforts to oppose, contest, resolve, appeal, defend against or lift, as applicable, any action, injunction, proceeding, decree, statute, legislation, rule, regulation or other order (whether temporary, preliminary or permanent) (“Order”) of any Governmental Entity (as defined in the Merger Agreement) if the Merger Agreement provides that, as a result thereof, a party would not be obligated to perform any of its obligations with respect to the Offer, the Merger or any other transaction contemplated by the Merger Agreement.

      Pursuant to the Merger Agreement, Galyan’s and Dick’s have agreed, and shall cause each of their respective subsidiaries, to cooperate and to use their respective reasonable best efforts to obtain any government clearances required for closing (including through compliance with the HSR Act and any applicable foreign government reporting requirements), to respond to any government requests for information, and to contest and resist any Order or other action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any Order that restricts, prevents or prohibits the consummation of the Merger or any other transactions contemplated by the Merger Agreement, including by vigorously pursuing all available avenues of administrative and judicial appeal and all available legislative action. Galyan’s and Dick’s also agree to take any and all of the following actions to the extent necessary to obtain the approval of any Governmental Entity with jurisdiction over the enforcement of any applicable laws regarding the Merger: entering into negotiations; providing information; substantially complying with any second request for information pursuant to the HSR Act; making proposals; entering into and performing agreements or submitting to judicial or administrative orders; selling or otherwise disposing of, or holding separate (through the establishment of a trust or otherwise) particular assets or categories of assets, or businesses of Galyan’s, Dick’s or any of their affiliates; and withdrawing from doing business in a particular jurisdiction. Dick’s, Galyan’s and Purchaser are required to consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any other federal, state or foreign antitrust or fair trade law. Dick’s is also entitled to direct any proceedings or negotiations with any governmental entity relating to any of the foregoing, so long as it affords Galyan’s a reasonable opportunity to participate therein.

      Under the terms of the Merger Agreement, each of Galyan’s and Dick’s is required to give (or shall cause their respective subsidiaries to give) any notices to third parties, and use, and cause their respective subsidiaries to use, their reasonable best efforts to obtain any third party consents related to or required in connection with the Merger that are necessary to consummate the transactions contemplated hereby, or required to prevent an Aggregate MAE (as defined below) from occurring prior to or after the Effective Time.

      However, neither Galyan’s nor Dick’s nor any of their respective subsidiaries shall be required by this reasonable best efforts covenant to take any action that, individually or in the aggregate, would reasonably be expected to have an Aggregate MAE and Galyan’s, Dick’s and their respective subsidiaries shall be required by this covenant to take any actions, including selling, closing or otherwise disposing of stores, so long as such actions, individually or in the aggregate, would not reasonably be expected to have an Aggregate MAE. “Aggregate MAE” means a Material Adverse Effect with respect to both Galyan’s and Dick’s (including their respective subsidiaries), taken as a whole. “Material Adverse Effect” means any effect that with respect to Galyan’s or Dick’s (1) is both material and adverse to the financial condition, results of operations, assets or business of Galyan’s and its subsidiaries taken as a whole or Dick’s and its subsidiaries taken as a whole, respectively, excluding any such effect resulting from or arising in connection with (A) changes or conditions generally affecting the retail industry and/or the sporting goods industry, (B) changes or conditions generally affecting the U.S. economy or financial market, (C) increase or decrease in trading price or trading volume of the Galyan’s Common Shares, (D) reduction in revenues, cash flow or earnings, (E) changes or conditions arising by reason of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including the announcement of any of the foregoing, (F) commencement of a new war or material escalation of current wars, armed hostilities or terrorism directly or indirectly involving the United States or (G) the departure of employees of Galyan’s; or (2) would materially impair the ability of Galyan’s, with respect to any effect on Galyan’s, or Dick’s or Purchaser with respect to any effect on Dick’s, to consummate the transactions under the Merger Agreement.

      Public Announcements. The Merger Agreement provides that following the initial press release concerning the Offer and the Merger, except for disclosures to shareholders in accordance with the fiduciary rights provisions in the Merger Agreement and except as otherwise required by law or the rules of the SEC, the NYSE (with respect to Dick’s) or Nasdaq (with respect to Galyan’s), for so long as the Merger Agreement is in effect, neither Dick’s nor Galyan’s can, nor shall permit any of their respective subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by the Merger Agreement without the consent of the other party, which consent shall not be unreasonably withheld. However, either Galyan’s or Dick’s or both may file a copy of the Merger Agreement and the related agreements with the Commission.

      Indemnification; Directors’ and Officers’ Insurance. Pursuant to the Merger Agreement, for a period of six years after the Effective Time, Dick’s is required to cause the Surviving Corporation to fulfill and honor in all respects the obligations of Galyan’s pursuant to any indemnification agreements, dated prior to the date hereof, between Galyan’s and its present and former directors and officers (the “Indemnified Parties”) and any indemnification provisions under Galyan’s Articles of Incorporation or Bylaws as in effect on the date hereof, and will indemnify the Indemnified Parties with respect to all such obligations of Galyan’s. The Articles of Incorporation and Bylaws of the Surviving Corporation shall contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Articles of Incorporation and Bylaws of Galyan’s as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties.

      Additionally, for a period of six years after the Effective Time, Dick’s is required to, at its election, either (A) cause the Surviving Corporation to use its commercially reasonable efforts to maintain in effect, if available, directors’ and officers’ liability insurance covering those persons who are currently covered by Galyan’s directors’ and officers’ liability insurance policy on terms no less favorable to those currently applicable to the directors and officers of Galyan’s or (B) obtain, or permit Galyan’s to obtain, a six-year “tail” insurance policy that provides coverage no less favorable than the coverage currently provided under Galyan’s directors’ and officers’ liability insurance covering those persons who are currently covered by Galyan’s directors’ and officers’ liability insurance policy on terms no less favorable to those applicable to the directors and officers of Galyan’s.

      Employee Benefit Arrangements. With respect to employee benefit arrangements, the Merger Agreement provides that for a period of one year after the Closing, Dick’s shall either cause the Surviving Corporation to continue to sponsor and maintain each Company Benefit Plan (as defined in the Merger Agreement) or provide benefits to the employees of Galyan’s who continue to be employed by the Surviving Corporation (the “Company Employees”) and their eligible dependents under employee benefit plans, programs, policies or arrangements that in the aggregate are no less favorable than those benefits provided to Galyan’s Employees and their eligible dependents by Galyan’s immediately prior to the date of the closing of the Merger (the “Closing Date”). Except to the extent necessary to avoid duplication of benefits, Dick’s shall recognize (or cause to be recognized) service with Galyan’s and any predecessor entities (and any other service credited by Galyan’s under similar benefit plans) for purposes of vesting, eligibility to participate, severance and vacation accrual under employee benefit plans or arrangements maintained by Dick’s, the Surviving Corporation or any subsidiary of Dick’s, if any, in which Galyan’s employees are eligible to participate following the Closing. If Dick’s offers health benefits to Galyan’s Employees or their eligible dependents under a group health plan that is not a Company Benefit Plan that was in effect on the Closing Date, Dick’s is required to waive any pre-existing condition exclusion under such group health plan to the extent coverage existed for such condition under the corresponding Company Benefit Plan covering such Company Employee or eligible dependent on the Closing Date and credit each Company Employee and eligible dependent with all deductible payments and co-payments paid by such Company Employee or eligible dependent during the current plan year under any Company health plan covering such Company Employee or eligible dependent prior to the Closing Date for purposes of determining the extent to which any such Company Employee or eligible dependent has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any health plan for such plan year.

      For a period of one year after the Closing Date, Dick’s is required to cause Galyan’s to maintain any severance pay plan, policy or agreement of Galyan’s in effect as of the Closing Date on terms no less favorable to any person employed by Galyan’s on the Closing Date than the terms of such plan on the date of the Merger Agreement. Dick’s shall cause Galyan’s to pay to any person employed by Galyan’s on the Closing Date who becomes eligible to receive a severance payment under such severance pay plan or policy of Galyan’s at any time after the Closing Date and prior to the first anniversary thereof an amount equal to the greater of the severance amount payable to such employee under such severance pay plan or policy of Galyan’s and the severance amount that would be payable to a comparable employee of Dick’s under Dick’s severance program then in effect.

      After the Closing Date, Dick’s is required to cause the Surviving Corporation to honor all obligations under all of the employment, severance, consulting and similar agreements of Galyan’s existing on June 21, 2004.

      Nothing contained in the Merger Agreement shall be construed as giving any employee of Galyan’s any right to continued employment after the Closing Date.

      Conduct of Galyan’s Operations. The Merger Agreement obligates Galyan’s to, during the period from the date of the Merger Agreement to the Effective Time (unless the other parties shall otherwise agree in writing, which approval shall not be unreasonably withheld, conditioned or delayed and except as otherwise contemplated by the Merger Agreement), except as would not reasonably be expected to have a Material Adverse Effect on Galyan’s, and to cause each of its subsidiaries to, conduct its operations according to its ordinary course of business consistent with past practice and use all commercially reasonable efforts to preserve intact its current business organization, keep available the service of its current employees and preserve its relationship with customers, suppliers and others having significant dealings with it. Without limiting the generality of the foregoing, and except as otherwise permitted in the Merger Agreement or as disclosed to Dick’s by Galyan’s in Galyan’s disclosure letter delivered in connection with the Merger Agreement, prior to the Effective Time, neither Galyan’s nor any of its subsidiaries will, without the prior written consent of Dick’s:

•	except for shares to be issued or delivered pursuant to Galyan’s stock plans and agreements for options outstanding and unexpired on the date of the Merger Agreement and the stock warrant to purchase 1,350,000 shares (as adjusted for any stock split, reverse stock split or similar event) of common stock at an exercise price of at least $44.82 per share, issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of any additional shares of capital stock of any class (including Company Common Shares), or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock other than grants at fair market value on the date of grant made to newly-hired employees of Galyan’s, or any other securities in respect of, in lieu of, or in substitution for, of Company Common Shares outstanding on the date hereof;

•	redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding capital stock, including Company Common Shares, or any rights, warrants or options to acquire any such Shares or other securities (except for shares of restricted stock forfeitable under the terms of any of Galyan’s stock plans and except in connection with option exercises);

•	split, combine, subdivide or reclassify any Company Common Shares or declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution in respect of any capital stock, including Company Common Shares or otherwise make any payments to shareholders in their capacity as such, other than the declaration and payment of any regular quarterly cash dividend on Company Common Shares and except for dividends by a wholly-owned subsidiary of Galyan’s;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Galyan’s or any of its subsidiaries (other than the Merger);

•	adopt any amendments to its Articles or Certificate of Incorporation or By-Laws or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any subsidiary of Galyan’s;

•	except in each case in the ordinary course of business consistent with past practice, make any acquisition, by means of merger, consolidation or otherwise, or disposition, of assets or securities, or mortgage or otherwise encumber or subject to lien any of its properties or assets;

•	other than in accordance with leases or other contractual obligations in existence on the date hereof and otherwise in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or sell any debt securities or guarantee any such indebtedness, make any loans, advances or capital contributions to, or investments in, any other person, other than to Galyan’s or any wholly-owned subsidiary of Galyan’s, or make any commitments for capital expenditures in excess of $500,000 individually, or $2,000,000 in the aggregate;

•	except in the ordinary course of business consistent with past practice, grant any material increases in the compensation of any of its directors, officers or key employees;

•	pay or agree to pay any pension, retirement allowance or other employee benefit not required or contemplated by any of the existing benefit, severance, termination, pension or employment plans, agreements or arrangements as in effect on the date hereof to any employee, consultant, director or officer, whether past or present, except that Galyan’s (i) may pay or commit to pay bonuses in an amount not to exceed $750,000 in the aggregate to employees of Galyan’s that are not executive officers or directors who agree to remain employed through the Effective Date and (ii) may pay or commit to pay bonuses in an amount not to exceed $750,000 in the aggregate to employees that are not executive officers or directors of Galyan’s who (A) agree to remain employed through the Effective Date and (B) with respect to whom Dick’s has provided Galyan’s prior written consent, which consent shall not be unreasonably withheld or delayed;

•	enter into any new or materially amend any existing employment or severance, termination or similar agreement with any director or officer;

•	except as may be required to comply with applicable law or regulation, become obligated under any new pension plan, welfare plan, multiemployer plan, employee benefit plan, severance plan, benefit arrangement, or similar plan or arrangement, which was not in existence on the date hereof, or amend any such plan or arrangement in existence on the date hereof if such amendment would have the effect of materially enhancing any benefits thereunder;

•	settle or compromise any material claims or litigation (i) with the result that it would materially and adversely affect a material relationship with a landlord, vendor or other person with whom Galyan’s has a significant relationship or (ii) which would reasonably be expected to have a Material Adverse Effect on Galyan’s, or enter into, modify, amend or terminate any Material Contract or waive, release or assign any material rights or claims thereunder;

•	make any material change in accounting policies or procedures applied by Galyan’s (including tax accounting policies and procedures), other than in the ordinary course of business consistent with past practice, as required by applicable law, regulation or change in generally accepted accounting principles, or based on the advice of its independent auditors, as Galyan’s determines in good faith is advisable to conform to best accounting practices;

•	except in the ordinary course of business or as otherwise required by applicable law or regulation, make any tax election or permit any insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated, except in the ordinary course of business;

•	authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing;

•	enter into more than two real property leases relating in each case to a retail store of Galyan’s or its subsidiaries; or

•	enter into or become obligated under any option, right of first refusal or other contractual right to purchase, acquire, sell or dispose of Galyan’s real property or any portion thereof or interest therein other than any option, right of first refusal or other contractual right existing as of the date hereof.

      No Solicitation and Fiduciary Right of Termination. During the term of the Merger Agreement, Galyan’s cannot, nor can it permit any of its subsidiaries to, nor shall it authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to solicit, initiate or encourage, or take any other action to facilitate (including by way of furnishing information), any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal (as defined below) (other than disclosures to comply with its fiduciary duties or applicable law and the issuance of press releases and the filing or furnishing of documents with the SEC), or to participate in any discussions or negotiations regarding any Takeover Proposal; provided, however, that (1) Galyan’s may in response to a Takeover Proposal, request clarifications from (but not enter into negotiations with) any third party which makes such Takeover Proposal if such action is taken solely for the purpose of obtaining information reasonably necessary for Galyan’s to ascertain whether such Takeover Proposal is a Favorable Third Party Proposal (as defined below) and (2) Galyan’s may, in response to any proposal which constitutes a Favorable Third Party Proposal (as defined below), (A) furnish information with respect to it and its subsidiaries to any person pursuant to a customary confidentiality agreement, the benefits of the terms of which, if more favorable than the confidentiality agreement in place with Dick’s, shall be extended to Dick’s, and (B) negotiate or otherwise engage in substantive discussions with the party making such proposal, if the Board or Directors of Galyan’s determines in good faith by a majority vote, based on the advice of its outside legal counsel, there is a reasonable basis to conclude that such action is required for it to comply with its fiduciary duties. Galyan’s is required to, and will cause its subsidiaries and affiliates, and their respective officers, directors, employees, investment bankers, attorneys, accountants and other agents to, cease and terminate any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any possible Takeover Proposal.

      Neither the Board of Directors of Galyan’s nor any committee thereof shall (A) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Dick’s, the approval or recommendation by such Board of Directors or such committee of the Offer or the adoption and approval of the matters to be considered at the Special Shareholders Meeting (as defined in the Merger Agreement), (B) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal, or (C) cause Galyan’s to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an “Acquisition Agreement”) related to any Takeover Proposal; provided that (x) actions taken by the Board of Directors of Galyan’s in accordance with the proviso of the preceding paragraph shall not be deemed to be a withdrawal or modification of its approval or recommendation of the Offer or the Merger or the matters to be considered at the Special Shareholders Meeting and (y) a “stop-look-and-listen” communication of the nature contemplated in Rules 14d-9(f) under the Exchange Act with respect to an unsolicited tender offer or exchange offer that constitutes a Takeover Proposal, without more, shall not be deemed to be any such withdrawal or modification if, within the period contemplated by Rule 14e-2 under the Exchange Act, the Board of Directors of Galyan’s shall publicly confirm such approval and recommendation and recommends against the acceptance of such tender offer or exchange offer by the shareholders of Galyan’s. Notwithstanding the foregoing, in the event that the Board of Directors determines in good faith by a majority vote, based on the advice of its outside legal counsel, that there is a reasonable basis for its determination that such action is required for it to comply with its fiduciary duties with respect to a Favorable Third Party Proposal, then the Board of Directors of Galyan’s may (1) withdraw or modify its approval or recommendation of the Offer, the Merger or the adoption and approval of the matters to be considered at the Special Shareholders Meeting, (2) approve or recommend the Favorable Third Party Proposal and/or (3) after the third business day following Galyan’s written notice to Dick’s that specifies the material terms and conditions of the Favorable Third Party Proposal, terminate the Merger Agreement (and concurrently with such termination, if it so chooses, cause Galyan’s to enter into any Acquisition Agreement with respect to the Favorable Third Party Proposal).

      As used in the Merger Agreement, “Takeover Proposal” means any written proposal from a credible third party relating to any direct or indirect acquisition or purchase of 20% or more of the assets of Galyan’s and its subsidiaries, taken as a whole, or 20% or more of any class or series of equity securities of Galyan’s or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the combined voting power of Company Common Shares, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Galyan’s or any of its subsidiaries in which the other party thereto or its shareholders will own 20% or more of the combined voting power of the Dick’s entity resulting from any such transaction, other than the transactions contemplated by the Merger Agreement. As used in the Merger Agreement, “Favorable Third Party Proposal” means a written proposal from a credible third party relating to any direct or indirect acquisition or purchase of 50% or more of the assets of Galyan’s and its subsidiaries, taken as a whole, or 50% or more of any class or series of equity securities of Galyan’s or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 50% or more of the combined voting power of Company Common Shares, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Galyan’s or any of its subsidiaries in which the other party thereto or its shareholders will own 50% or more of the combined voting power of the Dick’s entity resulting from any such transaction, and otherwise on terms which the Board of Directors of Galyan’s determines in its good faith judgment (based on the advice of Galyan’s Financial Advisor or another financial advisor of nationally recognized reputation and considering any modifications to the Merger Agreement proposed by Dick’s), taking into account legal, financial, regulatory and other aspects of the proposal deemed appropriate by the Board of Directors of Galyan’s, to be at a higher price or financial value per Company Common Share, than the Merger (taking into account any amendments to the Merger Agreement proposed by Dick’s in response to the receipt by Dick’s of the proposal) to Galyan’s shareholders.

      Nothing in the Merger Agreement prohibits Galyan’s from taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or 14e-2 promulgated under the Exchange Act or from making any disclosure to Galyan’s shareholders if the Board of Directors determines in good faith by a majority vote, based on the advice of its outside legal counsel, that there is a reasonable basis for its determination that such action is required for it to comply with fiduciary duties or applicable law.

      Access to Information. The Merger Agreement provides that until the Effective Time or until the abandonment of the Merger as permitted by the Merger Agreement, Galyan’s will allow Dick’s and its representatives reasonable access, during normal business hours and upon reasonable prior notice specifying in reasonable detail the information to which access is sought, to the properties, operations, books and records of Galyan’s and its subsidiaries that Dick’s in good faith determines is necessary (i) from and after June 21, 2004, (A) to verify the accuracy of the representations made by Galyan’s in the Merger Agreement, (B) to verify the performance of covenants made by Galyan’s in the Merger Agreement or (C) to verify the satisfaction of closing conditions and (ii) from and after the Share Purchase Date, for the purposes stated in clause (i) above and any other purpose reasonably related to the Merger, the Offer or the transactions contemplated thereby; provided, however, that, to the extent not already otherwise provided to Dick’s and its representatives, Galyan’s will allow Dick’s and its representatives reasonable access to information that may be furnished to other persons pursuant to the fiduciary right of termination provisions of the Merger Agreement.

      Delisting. Under the Merger Agreement, each of Dick’s, Galyan’s and the Purchaser agree to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Company Common Shares from Nasdaq and terminate registration under the Securities Exchange Act, except that such delisting and termination shall not be effective until after the expiration of the Offer or the Effective Time, as appropriate.

      Bank Waiver. Under the Merger Agreement, each party agrees to use its reasonable best efforts to obtain any extensions or waivers under Galyan’s existing credit and other financing facilities that may be required so that such facilities would not become due and payable until the Effective Time. In the event such extensions or waivers are not obtained, from and after the Share Purchase Date, Dick’s will make available to

Galyan’s sufficient funds to repay all amounts that may become due and owning as of the Share Purchase Date under such facilities.

      Confidentiality. The Company and Dick’s have agreed to abide by the terms of that certain Confidentiality Agreement dated June 27, 2003 between the Company and Parent (the “Confidentiality Agreement”). In addition, the Company and Parent amended the Confidentiality Agreement in the Merger Agreement by extending the non-solicitation provision’s and no hire provision’s term from one year to two years. However, the amendments to the Confidentiality Agreement do not act in any way or manner to prohibit or limit Dick’s or its affiliates from responding to any Takeover Proposal or from making an offer to Galyan’s Board of Directors to improve the terms and conditions of the Offer and/or the Merger Agreement in response to the Company’s provision of notice of approval or recommendation of a Favorable Third Party Proposal. Moreover, the no-hire provision terminates and is of no force and effect if the Merger Agreement is terminated by Galyan’s pursuant to the fiduciary right of termination provisions of the Merger Agreement or by Dick’s or Purchaser pursuant to their right to terminate when the Galyan’s Board of Directors (or committee), pursuant to the fiduciary right of termination provisions of the Merger Agreement, withdraws or fails to reconfirm (or resolves to do the foregoing) their approval of the Offer or the Merger and a third party acquires a majority of the Company’s equity or a majority of the Company’s and its subsidiaries’ assets.

      Takeover laws. Pursuant to the Merger Agreement, Galyan’s shall not take any action that would cause the transactions contemplated by the Merger Agreement to be subject to requirements imposed by any Takeover Law (as defined in the Merger Agreement) and if any Takeover Law is or may become applicable to the Offer or the Merger, Galyan’s shall use its reasonable best efforts to ensure that the transactions contemplated by the Merger Agreement and the Shareholder Tender Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise use its reasonable best efforts to eliminate or minimize the effects of any Takeover Law on the Offer or the Merger.

      Conditions to Consummation of the Merger. Pursuant to the Merger Agreement, the respective obligations of Dick’s, Purchaser and Galyan’s to consummate the Merger are subject to the satisfaction of each of the following conditions:

•	No Order. Whether temporary, preliminary or permanent, no order shall have been issued, enacted, promulgated, enforced or entered by any Governmental Entity to enjoin, restrain or prohibit the consummation of the Merger; provided, however, that notwithstanding the foregoing, neither party may invoke this condition if (A) it shall have failed in any material respect to use its reasonable best efforts to oppose, contest, resolve, appeal, defend against or lift, as applicable, such Order, (B) compliance with such Order would not reasonably be expected to have an Aggregate MAE or (C) violation of such Order would expose it to a maximum monetary fine or penalty which is less than $15,000,000 and would not in the reasonable judgment of it (i) expose it or any of its officers, directors, agents or attorneys to violate any criminal law or to any criminal sanction (ii) expose any of its officers, directors, agents or attorneys to any contempt proceeding which could result in a fine or imprisonment (iii) constitute a matter which an officer or director would have to disclose in a proxy statement or Annual Report on Form 10-K under Item 401(f) of Regulation S-K or (iv) constitute a “material violation” as such term is defined in 17 C.F.R. Section 205.2.

•	HSR Act. Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

•	Shareholder Approval. Unless the Merger is consummated in accordance with Section 23-1-40-4 of the Indiana Business Corporation Law, the plan of merger contained within the Merger Agreement (within the meaning of Section 23-1-40-1 of the Indiana Business Corporation Law) shall have been approved by the affirmative vote of the shareholders of Galyan’s required by and in accordance with applicable law.

      Termination. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned (notwithstanding any approval of the Merger Agreement by the Galyan’s shareholders):

•	if the Merger shall not have occurred on or before 5:00 p.m., local Pittsburgh, Pennsylvania time, on December 31, 2004, by either Galyan’s or Dick’s; provided, however, that (A) Galyan’s may not invoke this condition in this clause (i) if it is then in Company Material Breach (as defined below) or the existence of a Company Material Breach resulted in the failure of the Merger to be consummated on or before such date and (B) Dick’s may not invoke the condition of this clause (i) if Dick’s or Purchaser is then in Dick’s Material Breach (as defined below) or the existence of a Dick’s Material Breach resulted in the failure of the Merger to be consummated on or before such date;

•	by the mutual agreement of Dick’s, Purchaser and Galyan’s;

•	by either Dick’s or Purchaser on the one hand, or Galyan’s, on the other, if consummation of the Merger would violate any final, non-appealable order, decree or judgment of any U.S. court or other tribunal of competent jurisdiction, provided no party may invoke this condition if (A) it or any of its affiliates shall have failed in any material respect to use its reasonable best efforts to oppose, contest, resolve, appeal, defend against or lift, as applicable, such Order, (B) compliance with such Order would not reasonably be expected to have an Aggregate MAE or (C) (1) in the case of Dick’s or Purchaser, violation of such Order would expose Dick’s or Purchaser to a maximum monetary fine or penalty which is less than $15,000,000 and would not in the reasonable judgment of Dick’s or Purchaser (i) expose Dick’s or Purchaser or any officer, director, agent or attorney of Dick’s or Purchaser to violating any criminal law or to any criminal sanction, (ii) expose any officer, director, agent or attorney of Dick’s or Purchaser to any contempt proceeding which could result in a fine or imprisonment, (iii) constitute a matter which an officer or director would have to disclose in a proxy statement or Annual Report on Form 10-K under Item 401(f) of Regulation S-K or (iv) constitute a “material violation” as such term is defined in 17 C.F.R. Section 205.2 and (2) in the case of Galyan’s, violation of such Order would expose Galyan’s to a maximum monetary fine or penalty which is less than $15,000,000 and would not in the reasonable judgment of Galyan’s (i) expose Galyan’s or any officer, director, agent or attorney of Galyan’s to violating any criminal law or to any criminal sanction, (ii) expose any officer, director, agent or attorney of Galyan’s to any contempt proceeding which could result in a fine or imprisonment, (iii) constitute a matter which an officer or director would have to disclose in a proxy statement or Annual Report on Form 10-K under Item 401(f) of Regulation S-K or (iv) constitute a “material violation” as such term is defined in 17 C.F.R. Section 205.2;

•	by either Dick’s or Purchaser on the one hand, or Galyan’s, on the other, if, at Galyan’s Special Shareholders Meeting duly convened to approve the Merger or at any adjournment or postponement thereof, Galyan’s shareholders shall not have approved the Merger;

•	prior to the Share Purchase Date, by Dick’s or Purchaser, if (A) (x) any representation and warranty of Galyan’s set forth in Section 4.1 of the Merger Agreement (which for purposes of this condition shall be read as though none of them contained any qualifiers such as “Material Adverse Effect,” “Aggregate MAE,” “in all material respects” or other materiality qualifiers) shall not have been true and correct as of the date of the Merger Agreement and as of the then scheduled expiration date of the Offer (as it may be extended in accordance with the terms hereof) with the same force and effect as though made as of such date of termination pursuant to this clause (or as of the date when made in the case of any representation and warranty which specifically relates to an earlier date), except where the failure of such representations and warranties in the aggregate to be true and correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Galyan’s, or (y) Galyan’s shall have breached or failed in any material respect to perform and comply with any of its material obligations, covenants or agreements contained in the Merger Agreement and then required to be performed or complied by it (a condition referred to in clauses (x) and (y) above being a “Company Material Breach”) and (B) such Company Material Breach cannot be or has not been cured in all material respects within 30 days after the giving of written notice to Galyan’s of such

Company Material Breach; provided, however, that Dick’s and Purchaser may not invoke the condition in this clause if Dick’s or Purchaser is then in Material Breach or such Company Material Breach is curable through the exercise of Galyan’s reasonable best efforts and Galyan’s is so using its reasonable best efforts to cure such breach or failure;

•	by Galyan’s in accordance with the fiduciary right of termination provisions of the Merger Agreement, (A) if it has complied in all material respects with all provisions contained in those sections, including the notice provisions therein, and that it complies in all material respects with the requirement to pay the Termination Fee, or (B) if Dick’s or Purchaser fails to commence the Offer, amends the Offer or fails to consummate the Offer, in any case in violation of Dick’s or the Purchaser’s obligations under the Merger Agreement relating to the commencement of the tender offer;

•	prior to the Share Purchase Date by Galyan’s, if (A) (x) any representation and warranty of Dick’s or Purchaser set forth in Section 4.2 of the Merger Agreement, (which for purposes of this condition shall be read as though none of them contained any qualifiers such as “Material Adverse Effect,” “Aggregate MAE,” “in all material respects” or other materiality qualifiers) shall not have been true and correct as of the date of the Merger Agreement and as of the then scheduled expiration date of the Offer (as it may be extended in accordance with the terms hereof) with the same force and effect as though made as of such date of termination pursuant to this clause (or as of the date when made in the case of any representation and warranty which specifically relates to an earlier date), except where the failure of such representations and warranties in the aggregate to be true and correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Dick’s, or (y) Dick’s or Purchaser shall have breached or failed in any material respect to perform and comply with any of their material obligations, covenants or agreements contained in the Merger Agreement (other than those expressly referenced in Section 7.1(vi)(B) and then required to be performed or complied by either or both of them (a condition referred to in clauses (x) and (y) above being a “Dick’s Material Breach”) and (B) such Dick’s Material Breach cannot be or has not been cured in all material respects within 30 days after the giving of written notice to Dick’s of such Dick’s Material Breach; provided, however, that Galyan’s may not invoke the condition in this clause if (1) Galyan’s is then in Company Material Breach or (2) such Dick’s Material Breach is curable through the exercise of Dick’s or Purchaser’s reasonable best efforts and Dick’s and Purchaser are using their reasonable best efforts to cure such breach or failure; or

•	prior to the Share Purchase Date by Dick’s or Purchaser if, pursuant to the fiduciary right of termination provisions of the Merger Agreement (A) the Board of Directors of Galyan’s (or, if applicable, any committee thereof) shall have withdrawn or modified in a manner adverse to Dick’s its approval or recommendation of the Offer or the Merger or the matters to be considered at the Special Shareholders Meeting or failed to reconfirm its recommendation within 15 business days after receiving a written request from Dick’s to do so, or approved or recommended any Takeover Proposal in respect of Galyan’s or (B) the Board of Directors of Galyan’s or any committee thereof shall have resolved to take any of the foregoing actions; provided that (x) actions taken by the Board of Directors of Galyan’s in accordance with the proviso described in the first paragraph of “No Solicitation and Fiduciary Right of Termination,” shall not be deemed to be a withdrawal or modification of its approval or recommendation of the Offer or the Merger or the matters to be considered at the Special Shareholders Meeting and (y) a “stop-look-and-listen” communication of the nature contemplated in Rules 14d-9(f) under the Exchange Act with respect to an unsolicited tender offer or exchange offer, without more, shall not be deemed to be any such withdrawal or modification if, within the period contemplated by Rule 14e-2 under the Exchange Act, the Board of Directors of Galyan’s shall publicly confirm such approval and recommendation and recommends against the acceptance of such tender offer or exchange offer by the shareholders of Galyan’s.

      Effect of Termination. If the Merger is abandoned and the Merger Agreement is terminated as provided therein, the Merger Agreement (except certain sections) shall become void and of no effect, and neither Dick’s, Galyan’s or Purchaser shall have any liability to any other party thereunder other than for (i) the payment of all amounts due pursuant to the Termination Fee section, the cost and expense section and the indemnification section and (ii) all damages and other amounts due in connection with fraud or the breach or failure to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement.

      In the event that a Takeover Proposal shall have been made known to Galyan’s or any of its subsidiaries or has been made directly to Galyan’s shareholders generally or any person shall have publicly announced an intention (whether or not conditional) to make such a Takeover Proposal and thereafter the Merger Agreement is terminated by either Galyan’s pursuant to the fiduciary right of termination provisions of the Merger Agreement or Dick’s or Purchaser pursuant to their right to terminate when Galyan’s board (or a committee), pursuant to the fiduciary right of termination provisions of the Merger Agreement withdraws or fails to reconfirm (or resolves to do the foregoing) their approval of the Offer or the Merger, then Galyan’s shall promptly, but in no event later than two days after the date of such termination, pay Dick’s a fee equal to $13,000,000 by wire transfer of same day funds (the “Termination Fee”). If Galyan’s fails promptly to pay the amount due pursuant to the Termination Fee section of the Merger Agreement, Dick’s may, in order to obtain such payment, commence a suit which results in a judgment against Galyan’s for such fee. Galyan’s is also required to pay to Dick’s its costs and expenses (including reasonable fees and expenses of outside legal counsel for Dick’s) in connection with such suit, together with interest on the amount of the fee at the prime rate of PNC Bank, National Association in effect on the date such payment was required to be made.

      If the Merger Agreement is terminated by Galyan’s pursuant to the fiduciary right of termination provisions of the Merger Agreement or by Dick’s or Purchaser pursuant to their right to terminate when the Galyan’s Board of Directors (or committee), pursuant to the fiduciary right of termination provisions of the Merger Agreement, withdraws or fails to reconfirm (or resolves to do the foregoing) their approval of the Offer or the Merger, or by either Galyan’s or Dick’s, Galyan’s will reimburse upon demand Dick’s for all of the out-of-pocket expenses incurred by it (including reasonable fees and expenses of outside legal counsel for Dick’s).

      Amendment and Waiver. Prior to the Effective Time, the Merger Agreement may be amended, modified and supplemented in writing by the parties hereto and any failure of any of the parties hereto to comply with any of its obligations, agreements or conditions as set forth herein may be expressly waived in writing by the other parties hereto.

      Expenses. Except as otherwise set forth in the Merger Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense (including the filing fee in connection with the filings required under the HSR Act to be incurred by Purchaser and Dick’s).

      The Shareholder Tender Agreement.

      Concurrently with the execution of and in order to induce Dick’s and Purchaser to enter into the Merger Agreement, FS Equity Partners IV, L.P., Limited Brands, Inc. and G Trademarks, Inc. (collectively the “Supporting Shareholders”) entered into the Shareholder Tender Agreement with Dick’s and the Purchaser. The following is a summary of certain provisions of the Shareholder Tender Agreement. This summary is qualified in its entirety by reference to the Shareholder Tender Agreement, which is incorporated herein by reference and a copy, or form of which, has been filed with the Commission as an exhibit to the Schedule TO. The Shareholder Tender Agreement may be examined and copies may be obtained in the manner set forth in Section 8 under “Information Concerning Galyan’s” and Section 9 — “Information Concerning Dick’s and Purchaser.”

Tender of Shares. Each Supporting Shareholder has agreed to validly tender (or cause the record owner of such Shares to validly tender) and not to withdraw, pursuant to and in accordance with the terms of the Offer, not later than the 20th business day after commencement of the Offer (and in the case of Shares acquired after the date of the Shareholder Tender Agreement, not later than the later of the 20th business day after commencement of the Offer or two business days after such acquisition), all Shares which are beneficially owned by such Supporting Shareholder as of the date of tender, including any Shares which such Supporting Shareholder acquires beneficial ownership of after the date of the

Shareholder Tender Agreement and prior to the termination of the Shareholder Tender Agreement (collectively, the “Covered Shares”).

Option. Pursuant to the Shareholder Tender Agreement, each Supporting Shareholder has granted to Dick’s an irrevocable option (each, a “Shareholder Option”) to purchase the Covered Shares beneficially owned by such Supporting Stockholder at a price per Share equal to the Offer Price. Purchaser may exercise the Shareholder Option in whole, but not in part if, but only if, (a) Purchaser has acquired all shares tendered pursuant to the Offer and (b) such Supporting Shareholder has not tendered into the Offer any Covered Shares or has withdrawn the tender of any Covered Shares.

Voting Agreement. Each Supporting Shareholder has agreed, at any meeting of the shareholders of Galyan’s, however called, or in connection with any written consent of the shareholders of Galyan’s, to vote (or cause to be voted) all Shares, (a) in favor of adopting the Merger Agreement and any transactions contemplated thereby, (b) against any proposal relating to a Takeover Proposal and (c) against any proposal, action or agreement that would delay, prevent or frustrate the Offer and the related transactions contemplated by the Merger Agreement.

Irrevocable Proxy. Each Supporting Shareholder has irrevocably granted the officers of Dick’s and any of their successors, the Supporting Shareholder’s irrevocable proxy to vote all of the Supporting Shareholder’s Covered Shares or grant a consent or approval in respect of the Covered Shares to secure the performance of the duties of such Supporting Shareholder.

Restriction on Transfer of Covered Shares, Proxies and Noninterference. Each Supporting Shareholder has undertaken that such Supporting Shareholder will not offer to transfer, transfer or consent to any transfer of, any or all of the Covered Shares or other shares over which he has voting and dispositive power, or any interest therein without the prior written consent of Dick’s or grant any proxy or power-of-attorney with respect to the Covered Shares.

Termination. The Shareholder Tender Agreement will terminate upon the earlier of (1) the termination of the Merger Agreement, (2) the acceptance of payment for Owned Shares by Parent or Purchaser in the Offer, (3) the failure of Purchaser to commence the Offer in accordance with the Merger Agreement, (4) failure of Purchaser to purchase all Covered Shares in the Offer, or (5) the Effective Time of the Merger.

      As of June 28, 2004, FS Equity Partners IV, L.P., Limited Brands, Inc. and G Trademark, Inc. collectively beneficially owned an aggregate of 9,595,000 outstanding Shares (which represents approximately 55% of the outstanding Shares or approximately 44% on a fully diluted basis).

Statutory Requirements.

      In addition to the other conditions and requirements related to consummation of the Merger, in order to effect the Merger, the parties must file articles of merger with the Indiana Secretary of State in accordance with Section 23-1-40-5 of the Indiana Business Corporation Law.

      Indiana also has a takeover offer statute that applies to the Offer. This statute and related rules require Purchaser to file a takeover offer statement with the Indiana Securities Commissioner (the “Indiana Commissioner”). The Indiana Commissioner will hold a hearing within 20 business days of the filing to determine whether the takeover offer statement provides full and fair disclosure and, according to the statute, the Indiana Commissioner has the power to prohibit purchases under the Offer unless the takeover offer statement is deemed adequate by the Indiana Commissioner.

      Galyan’s has been identified as a “subject company”, as defined in the Ohio Control Bid Statute, R.C. 1707.041-1707.043, which defines a “subject company” as one in which the issuer (i) has its principal place of business or its principal executive offices located in Ohio, or an issuer that owns or controls assets located within Ohio that has a fair market value of at least one million dollars, and (ii) more than 10% of its beneficial or record equity security holders are residents of Ohio. Based on information supplied by Galyan’s, Galyan’s satisfies both of these requirements. As such, Dick’s and Purchaser are filing Form 041, Filing of

Information Pertaining to a Control Bid, with the Ohio Division of Securities concurrently with filing of the Schedule TO with the SEC. The Ohio Division of Securities will have five days to complete its review of the filing and to notify Dick’s and the Purchaser in the event they determine that the filing contained any deficiencies or if additional information is required. If the Ohio Division of Securities does not contact Dick’s and Purchaser within that five day period, then Ohio’s jurisdiction with regard to the Offer lapses. See Section 7 — “Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Securities Exchange Act Registration; Margin Regulations.”

      Dissenters’ Rights. No dissenters’ rights are available in connection with the Offer. Holders of Company Common Shares currently have no dissenters’ rights. Section 23-1-44 of the Indiana Business Corporation Law provides that, so long as the Company Common Shares are registered on a U.S. securities exchange registered under the Exchange Act or traded on the Nasdaq National Market System or a similar market, shareholders will not be entitled to exercise dissenters’ rights with respect to the Merger. However, if the Shares are not so registered or traded on the record date for any shareholders’ meeting called to vote on the Merger (if any such vote is required), holders of Shares at the Effective Time of the Merger will have certain rights under Indiana law to dissent and demand payment of the fair value of their Shares. Dissenters’ rights will not be available for a merger effected pursuant to Indiana’s short-form merger provisions (where Purchaser acquires more than 90% of the outstanding Shares). To obtain fair value, a dissenting shareholder must notify the Company in writing of his or her intent to dissent, not vote in favor of the Merger and comply with other requirements under Indiana law. Fair value means the value of the Shares immediately before the effectuation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger unless that exclusion would be inequitable. Fair value could be more or less than the price per Share to be paid in the Merger. See Section 7 — “Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Securities Exchange Act Registration; Margin Regulations.”

      “Going Private” Transactions. The Commission has adopted Rule 13e-3 promulgated under the Securities Exchange Act (“Rule 13e-3”), which is applicable to certain “going private” transactions and which may, under certain circumstances, be applicable to the Merger. However, Rule 13e-3 would be inapplicable if (1) the Shares are deregistered under the Securities Exchange Act prior to the Merger or other business combination or (2) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Dick’s and Purchaser believe that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, the Galyan’s shareholders will receive the same price per Share as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority shareholders in the transaction be filed with the Commission and disclosed to shareholders prior to the consummation of the transaction.

      Plans for Galyan’s. In connection with the Offer, Dick’s and Purchaser have reviewed and will continue to review various possible business strategies that they might consider in the event that Purchaser acquires control of Galyan’s, whether pursuant to the Offer, the Merger or otherwise. These changes will include, among other things, changes in Galyan’s business corporate structure, capitalization and management. Upon the consummation of the Merger, Galyan’s will become a wholly owned subsidiary of Dick’s.

      The Galyan’s Board of Directors has approved the Merger and the Merger Agreement. Depending upon the number of Shares purchased by Purchaser pursuant to the Offer, the Galyan’s Board of Directors may be required to submit the Merger Agreement to the Galyan’s shareholders for their approval. If Galyan’s shareholder approval is required, the Merger Agreement must be approved by a majority of all votes entitled to be cast at the Galyan’s shareholders meeting.

      If the Minimum Condition is satisfied, Purchaser will have sufficient voting power to approve the Merger Agreement by written consent or at a duly convened meeting of the Galyan’s shareholders without the affirmative vote of any other Galyan’s shareholder. Purchaser has agreed to vote for or enter into a written consent with respect to all Shares acquired by Purchaser in the Offer to cause the approval of the Merger. If

Purchaser acquires at least 90% of the then-issued and outstanding Shares pursuant to the Offer or otherwise, the Merger will be consummated without a meeting of Galyan’s shareholders and without the approval of Galyan’s shareholders. The Merger Agreement provides that Purchaser will be merged with and into Galyan’s and that Purchaser’s Articles of Incorporation and Purchaser’s By-laws will be the Surviving Corporation’s Articles of Incorporation and the Surviving Corporation’s By-laws following the Merger; provided that the name of the Surviving Corporation will be “Galyan’s Trading Company, Inc.”

12.     Source and Amount of Funds

      The Offer is not conditioned upon any financing arrangements.

      The Purchaser will need approximately $305 million to purchase all Shares, plus pay for outstanding options under the Company’s option plans and rights under the Company’s employee stock purchase plan and to pay related fees and expenses. Dick’s and the Purchaser will also be required, if we cannot come to other arrangements with the Company’s senior lenders, to fund all amounts then due under the Company’s current amended and restated credit agreement in accordance with the terms of that agreement. Pursuant to the terms of the Company’s current amended and restated credit agreement, the consummation of the Offer and the Merger and other related transactions will constitute an event of default and require a consent or waiver under that facility. In total, including the potential repayment of the Company’s indebtedness, $373 million would be required to fund and consummate the Offer and the Merger.

      As of May 29, 2004, Dick’s had cash and cash equivalents and short-term investments in the amount of $162 million.

      The Purchaser’s source of funds for the Offer is contributions or intercompany loans from Dick’s. Dick’s expects, based upon the combination of internally available cash and borrowings under either an amended or new revolving line of credit or an alternative acquisition facility, to have sufficient cash on hand at the expiration of the Offer to contribute or lend to Purchaser to pay the offer price for all Shares in the Offer.

      Dick’s is currently a party to a revolving line of credit, entered into as of July 26, 2000, among Dick’s certain lenders and General Electric Capital Corporation as agent. This senior secured revolving credit facility currently provides for revolving loans in an aggregate outstanding principal amount of up to $180 million, including up to $50 million in the form of letters of credit. In addition to cash and cash equivalents and short-term investments on hand, Dick’s desires to enter into an amendment with its current lenders to increase the size of the facility and to use borrowings under it to purchase all the Shares, to pay for outstanding options and rights under the Company employee stock purchase plan, to pay related fees and expenses and to cover the Company’s indebtedness for borrowed money. On June 14, 2004, Dick’s obtained a waiver under our senior secured revolving credit facility to permit us to enter into the Merger Agreement and the Shareholder Tender Agreement. Currently, Dick’s senior secured revolving credit facility covenants do not allow Dick’s to close the Offer or the Merger and the transactions contemplated thereby or to use borrowings under it to close the Offer and the Merger. Dick’s is working with its current lenders regarding an amendment to this facility to permit such actions as well as to increase the aggregate outstanding principal amount available for borrowings under this facility to be up to $350 million. Dick’s has obtained numerous amendments in the past to permit various transactions and fully expects that they will enter into an amendment on mutually agreeable and satisfactory terms to permit borrowing under this facility to close the Offer and the Merger. In the event that they do not reach a satisfactory agreement on an amendment with their existing lenders, they would seek and believe that Dick’s would be able to replace the existing lenders with new lenders and have a senior credit facility under which they would borrow to close the Offer and the Merger.

      As an alternative source of financing which would be used in lieu of our expanded or replaced credit facility (if Dick’s is not able to expand their current facility or replace it with another source of banking financing), Dick’s has obtained a commitment from Merrill Lynch Capital Corporation (“Merrill Lynch”) to provide a senior secured interim loan facility (the “Acquisition Facility”) to Dick’s in the aggregate amount of up to $175 million. Merrill Lynch has committed to provide the full amount of the loans under the

Acquisition Facility and has indicated its intention to form a syndicate of lenders that would become lenders thereunder.

Description of Existing Senior Secured Revolving Credit Facility

      The following is a description of the current terms of Dick’s senior secured revolving credit facility. In the event that Dick’s enters into an amendment to this facility to permit them to borrow under it and close the Offer and the Merger, some or all of these terms may be changed in ways that may be material. A copy of Dick’s current credit agreement and its amendments have been filed as exhibits to Dick’s SEC reports, and this summary description is qualified in its entirety by those documents.

      The current availability under Dick’s senior secured revolving credit facility is limited to the lesser of 70% of Dick’s eligible inventory or 85% of Dick’s inventory’s liquidation value, in each case net of specified reserves and less any letters of credit outstanding. There were no outstanding borrowings on the senior secured revolving credit facility as of January 31, 2004 or May 1, 2004. Total remaining borrowing capacity, after subtracting letters of credit as of January 31, 2004 and May 1, 2004 was $154.3 million and $167.5 million, respectively.

      Interest on outstanding indebtedness under the senior secured revolving credit facility currently accrues, at Dick’s option, at a rate based on either:

the lender’s prime commercial lending rate or

at the one month LIBOR plus 1.25% based on
our current interest coverage ratio.

      The senior secured revolving credit facility matures on May 30, 2006. The senior secured revolving credit facility contains affirmative covenants on Dick’s and its subsidiaries, including (i) delivery of financial statements and other information, including providing further assurance and appraisals, (ii) payment of obligations, (iii) continuation of business, (iv) maintenance of existence, (v) compliance with laws, leases and material contractual obligations, (vi) maintenance of property and insurance and books and records, and (vii) use of proceeds.

      The senior secured revolving credit facility also contains negative covenants concerning Dick’s and its subsidiaries, including, without limitation, restrictions (with certain limited exceptions) on the ability of Dick’s (and its subsidiaries) to:

•	make particular investments and issue paying dividends;

•	redeem capital stock;

•	enter into or be a party to any lending, borrowing or other commercial transactions with subsidiaries, affiliates or its employees;

•	create or permit to exist liens on its properties in excess of $5 million;

•	make changes to its business objectives or certain changes to its capital structure, including the issuance of additional capital stock in certain circumstances;

•	sell, transfer, convey, assign or dispose of its assets or properties outside of the ordinary course of business;

•	acquire any ERISA affiliate;

•	use, store, generate, treat or dispose of any hazardous materials, except in compliance with applicable laws;

•	engage in certain sale-leaseback, synthetic lease or similar transaction;

•	cancel any claim of indebtedness Dick’s has owing to it;

•	maintain bank accounts other than those disclosed in the senior secured revolving credit facility;

•	engage in any speculative investments; or

•	cancel or terminate any material contracts.

      The senior secured revolving credit facility imposes the following additional obligations and restrictions (with certain limited exceptions), among others, on Dick’s unless a waiver or amendment is obtained:

      Indebtedness. Except as permitted in Dick’s senior secured revolving credit agreement, neither Dick’s nor any of its subsidiaries will be permitted to create, incur, assume, guarantee or permit to exist (i) any indebtedness for borrowed money or for the deferred purchase price of property or services, (ii) any obligations evidenced by notes, bonds, debentures or similar instruments, (iii) all indebtedness created or arising under any conditional sale or other title retention agreements with respect to property acquired by Dick’s or any of its subsidiaries, (iv) certain capital lease obligations, (v) certain guaranteed indebtedness, (vi) any obligations of Dick’s or any subsidiary of Dick’s under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate option contract, foreign exchange contract, currency swap agreement, futures contract, option contract, synthetic cap, commodity purchase or option agreements or other similar agreement or contract designed to protect Dick’s or any of its subsidiaries against fluctuations in interest rates, currency values or commodity prices, as the case may be, or other hedging or derivative agreements, (vii) any indebtedness referred to above secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any lien upon or in property (including accounts and contract rights) owned by Dick’s or any of Dick’s subsidiaries, even though they have not assumed or become liable for the payment of such indebtedness, (viii) any other loans, advances, debts, liabilities and obligations for the performance of covenants, tasks or duties or for payment of monetary amounts owed except as otherwise set forth under the senior secured revolving credit facility, and (ix) any liabilities under Title IV of ERISA.

      Notwithstanding these prohibitions, Dick’s and any of its subsidiaries may permit to exist: (i) indebtedness related to deferred taxes, (ii) subordinated loans from Dick’s subsidiaries to them, with prior approval of the lenders, (iii) indebtedness under interest rate agreements that are non-speculative and do not involve commodities options or futures contracts, (iv) loans by Dick’s to its subsidiary, American Sports Licensing, Inc., so long as such loan does not offset any existing debt Dick’s owes to them and so long as any such existing debt is evidenced by a subordinated note that is pledged to the senior secured revolving credit facility, and (v) non-cash obligations for construction in progress.

      Under Dick’s senior secured revolving credit facility, Dick’s is permitted to incur certain types of indebtedness, including trade payables, certain leasing transactions, certain historical obligations for which Dick’s has obtained consent under the senior secured revolving credit agreement and any indebtedness for which Dick’s receives the required waiver under the senior secured revolving credit agreement.

      Acquisitions. Neither Dick’s nor its subsidiary are permitted, directly or indirectly without obtaining a consent under the senior secured revolving credit facility, to merge, consolidate or acquire non-subsidiary entities (including the Company), assets or capital stock of any entity or form, acquire or hold any subsidiary (except certain currently permitted holdings) except that Dick’s (so long as no default has occurred and is continuing or would occur as a result of such merger) may merge with and into a wholly-owned subsidiary with Dick’s as the surviving corporation.

      Restricted Payments. Neither Dick’s nor any subsidiary will be permitted to declare or pay any cash dividend on, or make any payment on account of, or set apart assets for a sinking or other analogous fund for, the purchase, redemption, defeasance, retirement or other acquisition of, any Dick’s capital stock of ours or any of its subsidiaries, or make any other distribution in respect thereof, except for, among other things, payments under the senior secured revolving credit facility and currently existing subordinated notes, provided that both before and after giving effect to any such payment no default or event of default shall have occurred and be continuing.

      Fixed Charge Coverage Ratio. Dick’s is obligated to maintain a fixed charge coverage ratio, of not less than 1.0 to 1.0, as calculated in accordance with the terms and definitions determining such ratio contained in the senior secured revolving credit facility.

      Defaults. Dick’s senior secured revolving credit facility also contains customary events of default, including a cross-default to certain other debt, breaches of representations and warranties, change of control and breaches of covenants.

      Security. The obligations of Dick’s under the senior secured revolving credit facility are secured under various collateral documents (including a security agreement, pledge agreement, blocked account agreements, concentration account agreement, disbursement account agreements, and a trademark security agreement) by interests in substantially all of Dick’s personal property excluding store and distribution center equipment and fixtures, including the pledge of the stock of Dick’s wholly-owned subsidiary, American Sports Licensing, Inc.

Description of Acquisition Facility

      A copy of the Merrill Lynch commitment letter is filed as an exhibit to the Tender Offer Statement on Schedule TO filed by Dick’s pursuant to Rule 14d-3 under the Exchange Act with the SEC in connection with the Offer. Reference is made to such exhibit for a more complete description of the proposed terms and conditions of the Acquisition Facility.

      Borrowings under the Acquisition Facility will be secured by first priority perfected security interest (or to the extent the current facility remains in place a second priority perfected security interest) on Dick’s, Dick’s subsidiaries and the Company and its subsidiaries’ assets, will mature on the date that twelve months from the initial closing date of the Acquisition Facility and will bear interest at a rate per annum equal to the three-month LIBOR (as adjusted at the end of each interest period and adjusted for all applicable reserve requirements) at such time, plus a basis point spread which for the first three months of the loan will be an additional 500 basis point spread and which increases by an additional 50 basis point spread beginning in each of the fourth, seventh and tenth months following the closing date of the Acquisition Facility but in no event will be less than 6.25% per annum. Upon and during the continuance of an event of default, the interest rate then applicable to the Acquisition Facility will increase to margin of 200 basis point spread over the rate otherwise in effect.

      It is anticipated that the Acquisition Facility will contain representations and warranties customary for credit facilities of this nature as may reasonably be required by Merrill Lynch. It is also anticipated that the Acquisition Facility will contain certain covenants, customary for facilities similar to the Acquisition Facility and such others as may reasonably be required by Merrill Lynch (with customary baskets and exceptions to be negotiated), including, but not limited to, limitation on indebtedness; limitation on liens; limitation on investments; limitation on capital expenditures; limitation on contingent obligations; limitation on dividends, redemptions and repurchases of equity interests; limitation on mergers, acquisitions and asset sales; limitation on restrictions on amending the Acquisition Facility; limitation on issuance, sale or other disposition of subsidiary stock; limitation on sale-leaseback transactions; limitation on transactions with affiliates; limitation on dividend and other payment restrictions affecting subsidiaries; limitation on changes in business conducted; and limitation on prepayment or repurchase of subordinated or other pari passu indebtedness. No material change under the Acquisition Facility commitment, may be made to the Merger Agreement without the consent of the Merrill Lynch and the lenders having a majority of the credit exposure for the Acquisition Facility.

      The commitment of Merrill Lynch is subject to, among other things, the negotiation and execution of mutually acceptable loan documentation. It is anticipated that the obligations of Merrill Lynch and other lenders in the syndicate of lenders to make the loans under the Acquisition Facility will be conditioned upon, among other things, the delivery of certain certificates by Dick’s; Dick’s having sufficient available cash investments (including available borrowings) sufficient for Dick’s purchase all Shares, plus pay for outstanding options and rights under the Company employee stock purchase plan, to pay related fees and expenses, and if required refinance the Company’s indebtedness for borrowed money; the merger and tender offer documents being reasonably satisfactory to Merrill Lynch; the refinancing of the Company’s indebtedness for borrowed money, if it occurs, being on terms, satisfactory to Merrill Lynch; Merrill Lynch’s satisfaction with the Company’s, Dick’s and each of Dick’s subsidiaries capitalizations and structures; absence of material adverse change; the pro forma consolidated EBITDA (to be defined by the parties) of Dick’s and Dick’s subsidiaries for the 12 months preceding the closing of the Acquisition Facility being not less than $137.5 million and the ratio of pro forma consolidated debt to pro forma consolidated EBITDA of Dick’s and Dick’s subsidiaries after giving effect to the Merger and the Offer for 12 months preceding the closing of the Acquisition Facility being not less than 2.75x; the sources and use of the Acquisition Facility being satisfactory to Merrill Lynch that Dick’s shall have purchased $175 million of Company Common Shares with funds other than the Acquisition Facility; the receipt of certain searches, appraisal, proof of insurance coverage, government approvals; the absence of material governmental actions; the satisfaction of Merrill Lynch of all tax, ERISA, employee retirement benefits and other contingent liabilities of Dick’s, the Company and Dick’s subsidiaries; the payment of certain expenses of Merrill Lynch and the other lenders; delivery of certain financial statements; completion of confirmatory due diligence; absence of certain market conditions; no new and adverse information inconsistent with past disclosure; the consummation of the Merger as soon as practicable after the closing of the Offer under applicable law and the receipt by Merrill Lynch and the other lenders of such other documents and instruments as they may reasonable request.

      In the event that Dick’s borrows under the Acquisition Facility, Dick’s will be required to use its best efforts to consummate an underwritten offering of debt securities to refinance as soon as practicable the amount borrowed under the Acquisition Facility.

13.     Dividends and Distributions

      The Merger Agreement provides that, without the prior written consent of Dick’s, Galyan’s will not, and will not permit any of its subsidiaries to, prior to the Effective Time: split, combine, subdivide or reclassify any Galyan’s Shares or declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution in respect of any capital stock, including Galyan’s Shares or otherwise make any payments to shareholders in their capacity as such, other than the declaration and payment of any regular quarterly cash dividend on Galyan’s Shares and except for dividends by a wholly-owned subsidiary of Galyan’s.

14.     Conditions of the Offer

      For the purposes of this Section:

      “Minimum Condition” means that there shall be validly tendered and not withdrawn a number of shares of Company Common Shares that (including the Shares tendered under the Shareholder Tender Agreement) immediately prior to the acceptance for payment of Company Common Shares pursuant to the Offer represents at least a majority of the Fully Diluted Number of Company Common Shares.

      “Fully Diluted Number of Company Shares” means the sum of (i) the aggregate number of Shares outstanding immediately prior to the acceptance of Company Common Shares pursuant to the Offer, plus (ii) the aggregate number of Shares issuable upon the exercise of any option, warrant, other right to acquire capital stock of Galyan’s or other security exercisable or convertible for Company Common Shares or other capital stock of Galyan’s outstanding immediately prior to the acceptance of Company Common Shares pursuant to the Offer.

      A “Triggering Event” shall be deemed to have occurred if (A) the Board of Directors of Galyan’s (or, if applicable, any committee thereof) shall have withdrawn or modified in a manner adverse to Dick’s its approval or recommendation of the Offer or the Merger or the matters to be considered at the special shareholders meeting or failed to reconfirm its recommendation within 15 business days after receiving a written request from Dick’s to do so, or approved or recommended any Takeover Proposal in respect of Galyan’s or (B) the Board of Directors of Galyan’s or any committee thereof shall have resolved to take any of the foregoing actions; provided that (x) actions taken by the Board of Directors of Galyan’s in accordance with the proviso to Section 5.1.3(i) of the Merger Agreement shall not be deemed to be a withdrawal or modification of its approval or recommendation of the Offer of the Merger or the matters to be considered at the special shareholder meeting and (y) a “stop-look-and-listen” communication of the nature contemplated in Rules 14d-9(f) under the Exchange Act with respect to an unsolicited tender offer or exchange offer, without more, shall not be deemed to be any such withdrawal or modification if, within the period contemplated by Rule 14e-2 under the Exchange Act, the Board of Directors or Galyan’s shall publicly confirm such approval and recommendation and recommends against the acceptance of such tender offer or exchange offer by the shareholders of Galyan’s.

      Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Company Common Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any tendered Company Common Shares, and may amend the Offer consistent with the terms of the Agreement or terminate the Offer and not accept for payment any tendered Company Common Shares, if:

      (i) the Minimum Condition shall not have been satisfied at the time of expiration of the Offer, as it may be extended; or

      (ii) on any scheduled expiration date as the same may be extended of the Offer any of the following events or circumstances shall occur or exist or shall be reasonably determined by Dick’s or Purchaser to have occurred or exist:

(a) any waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the HSR Act shall not have expired or been terminated;

(b) (A) with the exception of the representations and warranties set forth in Section 4.1.15, any representation and warranty of Galyan’s set forth in Section 4.1 of the Agreement (which representations and warranties for purposes of this paragraph (ii)(b)(A) shall be read as though none of them contained any qualifiers such as “Material Adverse Effect,” “Aggregate MAE,” “in all material respects” or other materiality qualifiers) shall not have been true and correct as of the date of the Merger Agreement and as of then scheduled expiration date of the Offer with the same force and effect as though made as of the then scheduled expiration date of the Offer (or as of the date when made in the case of any representation and warranty which specifically relates to the date of the Merger Agreement or an earlier date), except where the failure of such representations and warranties in the aggregate, to be true and correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Galyan’s and (B) the representations and warranties of Galyan’s set forth in Section 4.1.15 of the Merger Agreement (which representations and warranties for purposes of this paragraph (ii)(b)(B) shall be read as written, including with any qualifiers such as “Material Adverse Effect,” “Aggregate MAE,” “in all material respects” or other materiality qualifiers) shall not have been true and correct as of the date of the Merger Agreement and the then scheduled expiration date of the Offer (or as of the date when made in the case of any representation and warranty which specifically relates to the date of the Merger Agreement or an earlier date); provided, that any failure of any representation or warranty of Galyan’s set forth in Section 4.1 of the Merger Agreement, including those set forth in Section 4.1.15, to be true and correct cannot be, or has not been, cured in all material respects within 30 days after the giving of written notice to Galyan’s of such failure;

(c) Galyan’s shall have breached or failed in any material respect to perform and comply with any of its material obligations, covenants or agreements contained in the Merger Agreement and required to be performed or complied with by it;

(d) any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Order which is in effect and which (i) enjoins, restrains or prohibits consummation of the Offer or the Merger, (ii) enjoins, restrains or prohibits the ownership or operation by Galyan’s, Dick’s or any of their subsidiaries of all or any material portion of the business or assets of Galyan’s and its subsidiaries taken as a whole, or as a result of the Offer or the Merger requires Galyan’s, Dick’s or any of their subsidiaries to dispose of or hold separate all or any material portion of their respective business assets, (iii) enjoins, restrains or prohibits Dick’s or any subsidiary of Dick’s from exercising effectively full rights of ownership of any Company Common Shares, including the right to vote any shares acquired by Purchaser pursuant to the Offer on all matters properly presented to Galyan’s shareholders including the approval and adoption of the Agreement and the transactions contemplated thereby, (iv) requires divestiture by Dick’s or any affiliate of Dick’s of any Company Common Shares; provided however, that notwithstanding the forgoing, Purchaser may not invoke any condition in clauses (i), (ii), (iii) and (iv) above if (A) Purchaser shall have failed in any material respect to use its reasonable best efforts to oppose, contest, resolve, appeal, defend against or lift, as applicable, such Order, (B) compliance with such Order would not reasonably be expected to have an Aggregate MAE or (C) violation of such Order would expose Dick’s or Purchaser to a maximum monetary fine or penalty which is less than $15,000,000 and would not in the reasonable judgment of Dick’s or Purchaser (i) expose Dick’s or Purchaser or any officer, director, agent or attorney of Dick’s or Purchaser to violating any criminal law or to any criminal sanction, (ii) expose any officer, director, agent or attorney of Dick’s or Purchaser to any contempt proceeding which could result in a fine or imprisonment, (iii) constitute a matter which an officer or director would have to disclose in a proxy statement or Annual Report on Form 10-K under Item 401(f) of Regulation S-K or (iv) constitute a “material violation” as such term is defined in 17 C.F.R. Section 205.2;

(e) there shall have occurred and be continuing: (i) any general suspension of trading in, or limitation on prices for, securities on Nasdaq or the NYSE for a period equal to or in excess of one week (excluding any organized halt triggered solely as a result of a specified decrease in a market index or suspensions or limitations resulting solely from physical damage, technological or software breakdowns or malfunctions or interference with such exchange not related to market conditions); (ii) a declaration by a Governmental Entity of a banking moratorium or any suspension of payments in respect of banks in the United States; (iii) any extraordinary limitation (whether or not mandatory) by any Governmental Entity on the extension of credit generally by banks or other financial institutions; (iv) commencement of a new war or material escalation of current wars, armed hostilities or terrorism directly or indirectly involving the United States, which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Galyan’s or Dick’s; or (v) a change in the general financial, bank or capital market conditions which (1) materially and adversely affects the ability of financial institutions in the United States to extend credit or syndicated loans and (2) closes as a practical matter the capital markets to Dick’s for more than one week;

(f) the Agreement shall have been terminated in accordance with its terms or Dick’s or Purchaser shall have reached an agreement or understanding in writing with Galyan’s providing for termination or amendment of the Offer or delay in payment for Company Common Shares; or

(g) a Triggering Event shall have occurred.

      Subject to Section 3.1.2 of the Merger Agreement, the foregoing conditions are for the sole benefit of Dick’s and Purchaser. Except for the Minimum Condition, the foregoing conditions may be waived by Dick’s and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Dick’s and Purchaser. The failure by Dick’s or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the Share Purchase Date.

15.     Legal Matters; Required Regulatory Approvals

      Except as set forth in this Offer to Purchase, based on Dick’s and Purchaser’s review of publicly available filings by Galyan’s with the Commission and other information regarding Galyan’s, neither Dick’s nor Purchaser is aware of any licenses or regulatory permits that appear to be material to the business of Galyan’s and its subsidiaries, taken as a whole, and that might be adversely affected by Purchaser’s acquisition of Shares in the Offer. In addition, neither Dick’s nor Purchaser is aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency under laws regulating competition other than the filings (i) under the HSR Act (ii) made with the Ohio Securities Division and (iii) made with the Indiana Commissioner that would be required for Purchaser’s acquisition or ownership of the Shares. See Section 11 — “Statutory Requirements.” Should any such approval or other action be required, Dick’s and Purchaser expect to seek such approval or action, except as described under “— State Takeover Laws.” Should any such approval or other action be required, Dick’s and Purchaser cannot be certain that Dick’s and Purchaser would be able to obtain any such approval or action without substantial conditions or that adverse consequences might not result to Galyan’s or its subsidiaries’ businesses, or that certain parts of Galyan’s, Dick’s, Purchaser’s or any of their respective subsidiaries’ businesses might not have to be disposed of or held separate in order to obtain such approval or action. In that event, Purchaser may not be required to purchase any Shares in the Offer. See Section 14 — “Conditions of the Offer” for a description of the conditions to the Offer. In addition, Dick’s is aware that in certain circumstances, certain governmental consents and/or filings may be required as a result of the transactions for Dick’s to sell firearms and certain fishing and hunting licenses from Galyan’s stores.

State Takeover Laws.

      A number of states have adopted takeover laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated outside those states but that have substantial assets, shareholders, principal executive offices or principal places of business in those states. To the extent that these state takeover statutes (other than Chapter 43 of the Indiana Business Corporation Law) purport to apply to the Offer or the Merger, Dick’s and Purchaser believe that those laws conflict with United States federal law and are an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could, as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining shareholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

      Chapter 43 of the Indiana Business Corporation Law restricts the ability of a “resident domestic corporation” to engage in any combination with an “interested shareholder” for five years after the interested shareholder’s date of acquiring shares, unless the combination or the purchase of shares by the interested shareholder is approved by the board of directors of the resident domestic corporation before the interested shareholder’s date of acquiring shares. If the combination was not previously approved, the interested shareholder may effect a combination after the five-year period only if the shareholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria. A corporation may elect out of these provisions in an amendment to its articles of incorporation approved by a majority of the disinterested shares. Such an amendment, however, would not become effective for 18 months after its passage and would apply only to stock acquisitions occurring after its effective date.

      For purposes of these provisions:

•	“Resident domestic corporation” means an Indiana corporation that has 100 or more shareholders.

•	“Interested shareholder” means any person, other than the resident domestic corporation or its subsidiaries, who is:

•	the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation, or

•	an affiliate or associate of the resident domestic corporation and at any time within the five-year period immediately before the date in question was the beneficial owner of 10% or more of the voting power of the outstanding shares of the resident domestic corporation.

      We understand from information provided to us, that Galyan’s Board of Directors has taken all necessary steps to approve Dick’s and Purchaser becoming, pursuant to the Merger, the Shareholder Tender Agreement and/or the acquisition of Shares pursuant to the Offer and the Shareholder Tender Agreement, “interested shareholders” and to cause Chapter 43 of the Indiana Business Corporation Law to be inapplicable to the Merger, the Shareholder Tender Agreement and the acquisition of Shares pursuant to the Offer and the Shareholder Tender Agreement.

      Chapter 42 of the Indiana Business Corporation Law gives the disinterested shareholders of certain Indiana corporations a right to vote collectively on whether or not to accord voting power to shares that would give their acquirer a significant level of influence or control over the future governance of the corporation. Under the Indiana Business Corporation Law, an acquiring person who makes a “control share acquisition” in an “issuing public corporation” may not exercise voting rights on any “control shares” unless such voting rights are conferred by a majority vote of the disinterested shareholders of the issuing public corporation at a special meeting of such shareholders held upon the request and at the expense of the acquiring person. Unless otherwise provided in a corporation’s articles of incorporation or bylaws before a control share acquisition has occurred, in the event that control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all voting power, all shareholders of the issuing public corporation have dissenters’ rights to receive the fair value of their shares.

•	“Control shares” means shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect of which that person may exercise or direct the exercise of voting power, would otherwise entitle that person to exercise voting power of the issuing public corporation in the election of directors within any of the following ranges: 20% or more but less than 33 1/3%, 33 1/3% or more but less than a majority or a majority or more.

•	“Control share acquisition” means, subject to certain exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. Shares acquired within 90 days or pursuant to a plan to make a control share acquisition are considered to have been acquired in the same acquisition.

•	“Issuing public corporation” means a corporation which is organized in Indiana, has 100 or more shareholders, its principal place of business, its principal office or substantial assets within Indiana and one of the following:

•	more than 10% of its shareholders resident in Indiana,

•	more than 10% of its shares owned by Indiana residents, or

•	10,000 shareholders resident in Indiana.

      These control share acquisition provisions do not apply if, before a control share acquisition is made, the corporation’s articles of incorporation or bylaws (including a board-adopted bylaw) provide that they do not apply. Galyan’s Board of Directors adopted a by-law amendment to provide that Chapter 42 does not apply to acquisitions of Shares on or after June 21, 2004, including acquisitions of Shares pursuant to the Merger Agreement (including the Offer and Merger) or the Shareholder Tender Agreement.

      Indiana law specifically authorizes directors, in considering the best interests of a corporation, to consider both the long term and short term interests of the corporation, as well as the effects of any action on shareholders, employees, suppliers and customers of the corporation, and communities in which offices or other facilities of the corporation are located, and any other factors the directors consider pertinent. The directors are permitted to weigh these factors as they deem appropriate and are not required to consider the effects of a proposed corporate action on any particular corporate constituent group or interest as a dominant or controlling factor. Under Indiana law, directors are not required to approve a proposed business combination or other corporate action if they determine in good faith that the action is not in the best interests of the corporation. In addition, Indiana law states that directors are not required to redeem any rights under or render inapplicable a shareholder rights plan or to take or decline to take any other action solely because of the effect such action or inaction might have on a proposed change of control of the corporation or the amounts to be paid to shareholders upon such a change of control. The Delaware Supreme Court has held that defensive measures in response to a potential takeover must be “reasonable in relation to the threat posed.” Indiana law explicitly provides that the different or higher degree of scrutiny imposed in Delaware and some other jurisdictions relating to director actions taken in response to potential changes in control does not apply.

      Various provisions contained in Galyan’s Second Amended and Restated Articles of Incorporation and Galyan’s Second Amended and Restated Bylaws could delay or discourage some transactions involving an actual or potential change in control of Galyan’s and may limit the ability of shareholders to remove current management or approve transactions that shareholders may deem to be in their best interests. This could adversely affect the price of Galyan’s common stock. These provisions:

•	authorize Galyan’s board of directors to issue one or more series of undesignated preferred stock, the terms of which can be determined by the board of directors at the time of issuance;

•	do not permit cumulative voting in the election of directors unless required by applicable law. Under cumulative voting, a minority shareholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors;

•	permit special meetings of Galyan’s shareholders to be called only by the chairman of the board of directors, by Galyan’s Chief Executive Officer, by the Board of Directors after a resolution is duly adopted by a majority of Galyan’s board of directors, or by the holders of a majority of Galyan’s shares;

•	establish procedures, including advance notice requirements for submitting nominations for election to the Board of Directors and for proposing matters that can be acted upon by shareholders at a meeting; and

•	grant Galyan’s Board of Directors the exclusive power to adopt, alter, amend and repeal Galyan’s bylaws.

      Except as set forth in this Offer to Purchase, Dick’s and Purchaser have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger. Dick’s and Purchaser reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action that Dick’s and Purchaser take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, Dick’s and Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Dick’s and Purchaser might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in continuing or consummating the Offer. In that case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 14 — “Conditions of the Offer.”

Antitrust

      Under the HSR Act, and the related rules and regulations that have been issued by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Dick’s by virtue of Purchaser’s acquisition of Shares in the Offer and the Merger.

      Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Dick’s filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on June 24, 2004, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on July 9, 2004, unless earlier terminated by the FTC or the Antitrust Division or Dick’s receives a request for additional information or documentary material prior to that time. If, within the 15-calendar-day waiting period, either the FTC or the Antitrust Division requests additional information or documentary material from Dick’s, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of Dick’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with Dick’s consent. The FTC or the Antitrust Division may terminate the additional ten-calendar-day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time. Although Galyan’s is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Galyan’s failure to make those filings nor a request made to Galyan’s from the FTC or the Antitrust Division for additional information or documentary material will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger.

      The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions, such as Dick’s acquisition of Shares in the Offer and the Merger. At any time before or after Purchaser’s purchase of Shares, the FTC or the Antitrust Division could take any action under the antitrust laws that either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Dick’s, Purchaser, Galyan’s or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances. See Section 14 — “Conditions of the Offer.”

      Based upon an examination of publicly available information relating to the businesses in which Galyan’s is engaged, Dick’s and Purchaser believe that the acquisition of Shares in the Offer and the Merger does not violate the applicable antitrust laws. Nevertheless, Dick’s and Purchaser cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 14 — “Conditions of the Offer.”

16.     Fees and Expenses

      Peter J. Solomon Company, L.P. (“PJSC”) has provided certain financial advisory services to Dick’s in connection with the Offer and the Merger. In addition, Dick’s has agreed to pay PJSC fees for its services and to indemnify PJSC and related parties against certain liabilities in connection with PJSC’s engagement, including certain liabilities under the U.S. federal securities laws.

      Merrill Lynch & Co. will also provide financial advisory services to Dick’s in connection with the Offer and the Merger. Merrill Lynch has agreed to provide certain financing in connection with the transaction. See Section 12 — “Source and Amount of Funds.” Merrill Lynch will receive customary fees in connection with that financing and Dick’s has agreed to indemnify Merrill Lynch and related parties against certain liabilities in connection with its engagement of Merrill Lynch and its affiliates, including certain liabilities under U.S. federal securities laws.

      Dick’s has retained Georgeson Shareholder Securities as Dealer Manager and Georgeson Shareholder Communications, Inc. as Information Agent in connection with the Offer. The Dealer Manager and Information Agent may contact the Galyan’s shareholders by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee shareholders to forward material relating to the Offer to beneficial owners of Shares. Dick’s will pay the Information Agent and Dealer Manager reasonable and customary compensation for these services in addition to reimbursing the Information Agent and Dealer Manager for their reasonable out-of-pocket expenses. Dick’s has agreed to indemnify the Information Agent and Dealer Manager against certain liabilities and expenses in connection with the Offer, including certain liabilities under the United States federal securities laws. In addition, Dick’s has retained Computershare Trust Company of New York as the Depositary. Dick’s will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses, including certain liabilities under the United States federal securities laws.

      Except as set forth above, Dick’s will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. Dick’s will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

17.     Miscellaneous

      Dick’s and Purchaser are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Dick’s and Purchaser become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, Dick’s and Purchaser will make a good faith effort to comply with that state statute. If, after a good faith effort, Dick’s and Purchaser cannot comply with the state statute, Purchaser will not make the Offer to, nor will Purchaser accept tenders from or on behalf of, the Galyan’s shareholders in that state. Dick’s and Purchaser have filed with the Commission a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 promulgated under the Securities Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Galyan’s has filed with the Commission the Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 promulgated under the Securities Exchange Act, setting forth the recommendation of the Galyan’s Board of Directors with respect to the Offer and the reasons for the recommendation of the Galyan’s Board of Directors and furnishing certain additional related information. A copy of these documents, and any amendments thereto, may be examined at, and copies may be obtained from, the Commission in the manner set forth under Section 8 — “Information Concerning Galyan’s” and Section 9 — “Information Concerning Dick’s and Purchaser.”

      Neither Dick’s nor Purchaser has authorized any person to give any information or to make any representation on behalf of either Dick’s or Purchaser not contained in this Offer to Purchase or in the related Letter of Transmittal, and, if given or made, you should not rely on any such information or representation as having been authorized.

      Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Dick’s, Purchaser, Galyan’s or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

DIAMONDBACKS ACQUISITION INC.,

June 29, 2004

Schedule I

Directors and Executive Officers of Dick’s and Purchaser

      Directors and Executive Officers of Dick’s. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Dick’s. Unless otherwise indicated, each director and executive officer has been so employed for a period in excess of five years. Unless otherwise indicated, the business address of each of these individuals is c/o Dick’s, at 300 Industry Drive, RIDC Park West, Pittsburgh, PA 15275, and each of these individuals is a citizen of the United States of America.

1.     Directors of Dick’s Sporting Goods, Inc.

Name	Principal Occupation and Five-Year Employment History

Edward W. Stack	Chairman and Chief Executive Officer of Dick’s Sporting Goods, Inc., 300 Industry Drive, RIDC Park West, Pittsburgh, PA.

Emanuel Chirico	Executive Vice President and Chief Financial Officer of the Phillips-Van Heusen Corporation, New York, NY, an apparel and footwear retailer listed on the NYSE. From 1993 until 1999, Mr. Chirico was Phillips-Van Heusen Corporation’s controller.

William J. Colombo	President and Chief Operating Officer of Dick’s Sporting Goods, 300 Industry Drive, RIDC Park West, Pittsburgh, PA. From late in 1998 to 2000, Mr. Colombo served as President of dsports.com LLC, Dick’s Sporting Goods, Inc.’s internet commerce subsidiary.

David I. Fuente	Retired Chairman of Office Depot, Inc., Del Ray Beach, FL, an office supply retailer listed on the NYSE from 1987 to 2001 and its Chief Executive Officer from 1987 to 2000. He currently serves as a director for Office Depot, Inc. and Ryder System, Inc. (a truck leasing and logistics company listed on the NYSE).

Walter Rossi	Current director of Guitar Center, Inc. (a retailer of musical instruments listed on Nasdaq). Retired Chief Executive Officer of Naartjie Custom Kids, Inc., Burlingame, CA, a children’s apparel retailer, Chief Executive Officer of Home Express, Newark, CA, a retailer of home furnishings, and Chairman of the Retail Group at Phillips-Van Heusen Corporation, New York, NY, an apparel and footwear company listed on the NYSE.

Lawrence J. Schorr	Chief Executive Officer of Empire Plastics, Inc., located in Vestal, NY, a privately owned plastics manufacturing company, and as co-managing partner of the law firm of Levene, Gouldin and Thompson LLP, Vestal, NY.

2.     Executive Officers of Dick’s Sporting Goods, Inc.

Name	Principal Occupation and Five-Year Employment History

Edward W. Stack	Chairman and Chief Executive Officer of Dick’s Sporting Goods, Inc., 300 Industry Drive, RIDC Park West, Pittsburgh, PA

William J. Colombo	President and Chief Operating Officer of Dick’s Sporting Goods, Inc., 300 Industry Drive, RIDC Park West, Pittsburgh, PA. From late in 1998 to 2000, Mr. Colombo served as President of dsports.com LLC, Dick’s Sporting Goods, Inc.’s internet commerce subsidiary.

William R. Newlin	Executive Vice President and Chief Administrative Officer of Dick’s Sporting Goods, Inc., 300 Industry Drive, RIDC Park West, Pittsburgh, PA; former Chief Executive Officer and Managing Partner of Buchanan Ingersoll PC, a law firm headquartered in Pittsburgh, PA.

Michael F. Hines	Executive Vice President and Chief Financial Officer of Dick’s Sporting Goods, Inc., 300 Industry Drive, RIDC Park West, Pittsburgh, PA.

Gary M. Sterling	Senior Vice President — Merchandising, Planning and Allocation of Dick’s Sporting Goods, Inc., 300 Industry Drive, RIDC Park West, Pittsburgh, PA since 2001. Mr. Sterling served as Senior Vice President — Merchandising of Dick’s from 1999 to 2000 and as Senior Vice President — Merchandising and Product Development for the remainder of 2000 and in the beginning of 2001.

      The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser. Unless otherwise indicated, each director and executive officer has been so employed for a period in excess of five years. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with Dick’s. The business address of each of these individuals is c/o Dick’s, at 300 Industry Drive, RIDC Park West, Pittsburgh, PA 15275, and each of these individuals is a citizen of the United States of America.

3.     Directors and Executive Officers of Diamondbacks Acquisition Inc.

Name	Principal Occupation and Five-Year Employment History

William R. Newlin	Executive Vice President and Chief Administrative Officer; former Chief Executive Officer and Managing Partner of Buchanan Ingersoll PC, a law firm headquartered in Pittsburgh, PA.

Michael F. Hines	Executive Vice President and Chief Financial Officer.

Facsimile copies of Letters of Transmittal, properly completed and duly executed, will be accepted. The appropriate Letter of Transmittal, the Share Certificates and any other required documents should be sent or delivered by each Galyan’s shareholder or the Galyan’s shareholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

By Mail:	By Facsimile Transmission:	By Hand or Overnight Courier:
Computershare Trust Company	For Eligible Institutions Only:	Computershare Trust Company
of New York	(212) 701-7636	of New York
Wall Street Station		Wall Street Plaza
P.O. Box 1010	For Confirmation Only Telephone:	88 Pine Street, 19th Floor
New York, NY 10268-1010	(212) 701-7600	New York, NY 10005

You may direct questions and requests for assistance to the Information Agent at its address and telephone number set forth below. You may obtain additional copies of this Offer to Purchase, the related Letter of Transmittal and other tender offer materials from the Information Agent as set forth below, and they will be furnished promptly at Dick’s expense. You also may contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

17 State Street
New York, New York 10016

Call Collect (212) 440-9800

or

Call Toll-Free (800) 248-6973